Prospectus Supplement (to Prospectus dated April 14, 2005)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-123873

9,250,000 Shares

AMN Healthcare Services, Inc.

Common Stock

This is a public offering of 9,250,000 shares of common stock of AMN Healthcare Services, Inc. All the shares of common stock in this offering are being sold by the selling stockholders identified in this prospectus supplement. The underwriters have an option to purchase up to an additional 1,381,303 shares of common stock from the selling stockholders. We will not receive any of the proceeds from the sale of the shares offered by this prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol “AHS.” On May 23, 2005, the last reported sale price for our common stock on the New York Stock Exchange was $14.02 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-9 of this prospectus supplement.

	Per share	Total
Offering price	$13.7500	$127,187,500
Discounts and commissions to underwriters	$ 0.6188	$ 5,723,900
Proceeds to the Selling Stockholders, before expenses	$13.1312	$121,463,600

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about May 27, 2005.

Joint Book-Running Managers

Banc of America Securities LLC	JPMorgan

Ryan Beck & Co.	SunTrust Robinson Humphrey

May 23, 2005

We and the selling stockholders have not, and the underwriters have not, authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus as if we, the selling stockholders or the underwriters have authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus supplement and the accompanying prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than their respective dates.

TABLES OF CONTENTS

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

In this prospectus supplement and the accompanying prospectus, “we,” “us,” “our” and “AMN” refer to AMN Healthcare Services, Inc. and its subsidiaries. “Selling stockholders” refers to the selling stockholders named in the section of this prospectus supplement entitled “Principal and Selling Stockholders.”

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission, or the “Commission,” under the Securities Act of 1933, or the “Securities Act.” Any statement contained in this prospectus supplement or the accompanying prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Commission is not necessarily complete, and in each instance reference is made to the copy of the document filed. We also file annual, quarterly and special reports, proxy statements and other information with the Commission pursuant to the Securities Exchange Act of 1934, or the “Exchange Act.” You may read and copy any document we file at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings also are available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

Our common stock is listed and traded on the New York Stock Exchange under the trading symbol “AHS.” You also may inspect and copy our reports, proxy statements and other information filed with the Commission at the New York Stock Exchange, 20 Broad Street, New York, New York.

ii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus supplement and the accompanying prospectus incorporates documents by reference that are not presented in or delivered with this prospectus supplement or the accompanying prospectus. This is known as “incorporation by reference.” The following documents, which have been filed by us with the Commission, are incorporated by reference into this prospectus supplement:

•	our annual report on Form 10–K for the fiscal year ended December 31, 2004, filed with the Commission on March 11, 2005;

•	our proxy statement, dated April 4, 2005, relating to the annual meeting of stockholders held on May 4, 2005, excluding those portions thereof which are furnished and not filed with the Commission (which portions shall be deemed not to have been filed as part of the registration statement of which this prospectus supplement and the accompanying prospectus form a part);

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2005, filed with the Commission on May 9, 2005;

•	our current reports on Form 8-K, filed with the Commission on March 24, 2005, April 1, 2005, April 22, 2005 and May 20, 2005; and

•	the description of our common stock contained in our registration statement on Form 8-A, filed with the Commission on October 26, 2001, including any amendment or report filed for the purpose of updating this description.

In addition, all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering are incorporated by reference into, and are deemed to be a part of, this prospectus supplement from the date of filing of those documents. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the Commission, including any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus or that information to which we have referred you. We have not authorized anyone to provide you with any additional information.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement or the accompanying prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus supplement or the accompanying prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

The documents incorporated by reference into this prospectus supplement or the accompanying prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus supplement or the accompanying prospectus to any person, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this prospectus supplement or the accompanying prospectus are not themselves specifically incorporated by reference in this prospectus supplement or the accompanying prospectus, then the exhibits will not be provided.

Requests for any of these documents should be directed to:

Investor Relations

AMN Healthcare Services, Inc.

12400 High Bluff Drive, Suite 100

San Diego, California 92130

Telephone: (866) 861-3229

iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, the accompanying prospectus, including “Risk Factors” on page S-9 of this prospectus supplement, and our consolidated financial statements and the related notes and other information contained in the annual and quarterly reports and other documents that we have filed with the Commission and incorporated by reference in this prospectus supplement or the accompanying prospectus, before making an investment decision.

Our Company

We are a leading temporary healthcare staffing company and the largest nationwide provider of travel nurse staffing services. We recruit nurses and allied health professionals, our “temporary healthcare professionals,” nationally and internationally and place them on temporary assignments of variable lengths at acute-care hospitals and healthcare facilities throughout the United States. Approximately 93% of our temporary healthcare professionals are nurses, and the remainder are technicians, therapists and technologists. We had an average of 6,350 temporary healthcare professionals on assignment during the first quarter of 2005.

We market our services to two distinct customer bases: (1) temporary healthcare professionals and (2) hospital and healthcare facility clients. We use a multi-brand recruiting strategy to enhance our ability to successfully attract temporary healthcare professionals in the United States and internationally. We have six separate recruitment brands, each of which has distinct geographic market strengths and brand reputation. Our recruitment brands include American Mobile Healthcare, Medical Express, NursesRx, Preferred Healthcare Staffing, Thera Tech Staffing and O’Grady-Peyton International. Our large number of hospital and healthcare facility clients provides us with the opportunity to offer traveling positions in all 50 states and in a variety of work environments. We believe that we attract temporary healthcare professionals as a result of our numerous job opportunities, word-of-mouth referrals from our thousands of current and former temporary healthcare professionals, our compensation and benefits packages, our innovative marketing programs and our long-standing reputation for providing a high level of service.

We generally market our services to hospitals and healthcare facilities as a single staffing provider under our corporate brand—AMN Healthcare. As of March 31, 2005, we had contracts with over 6,000 hospital and healthcare facility clients. Over 95% of our temporary healthcare professional assignments are at acute-care hospitals. Our hospital and healthcare facility clients utilize our services to cost-effectively manage shortages in their staff due to a variety of circumstances, such as seasonal patient census variations, new unit openings, the Family Medical Leave Act and other short and long-term staffing needs. In addition to providing continuity of care and quality patient care, we believe hospitals and healthcare facilities contract with us due to the high quality of our temporary healthcare professionals, our ability to meet their specific staffing needs, our superior customer service, our flexible staffing assignment lengths and our ability to offer a large national network of temporary healthcare professionals.

Industry Overview

The temporary healthcare staffing industry accounted for approximately $9.8 billion in revenue in 2004 according to estimates by the Staffing Industry Report. Approximately 65% of the temporary healthcare staffing industry is comprised of nurse staffing and the balance is comprised of allied health, physicians and other healthcare professional staffing. After two years of decline, the temporary healthcare staffing market is expected to resume growth in 2005, generating approximately $10.2 billion in revenue, as projected by the Staffing

Industry Report. We believe that several current developments support the projected growth, including general economic stability and favorable trends in unemployment rates, hospital admission levels and legislation impacting the healthcare staffing industry. Following consistent growth from 1996 through 2002, the temporary healthcare staffing industry experienced downward pressure in 2003 as hospitals attempted to reduce the use of outsourced staffing. However, we believe that the fundamental growth drivers of our industry remain intact and will continue to influence our markets over the long-term. These growth drivers include an aging population, continued scarcity of qualified nurses, utilization of flexible staffing models by hospitals and healthcare facilities, and increased focus on greater job flexibility and improved working conditions for temporary healthcare professionals.

Demand Drivers for Temporary Healthcare Professionals

•	Demographics and Advances in Medicine and Technology. Over the next decade, an aging U.S. population and advances in medical technology are expected to drive increases in demand for quality healthcare services and hospital patient populations.

•	Nursing Shortage. Most regions of the United States are experiencing a pronounced shortage of registered nurses. In 2003, the U.S. Department of Health and Human Services projected that up to 139,000 position vacancies would exist in 2004 for registered nurses, representing a shortage of approximately 7%. The U.S. Department of Health and Human Services also reported that the registered nurse workforce is expected to be 29% below projected requirements by 2020. Faced with an increasing demand for and a shrinking supply of nurses, hospitals are utilizing more temporary nurses to meet staffing requirements.

•	Shift to Flexible Staffing Models. Cost containment initiatives continue to lead many hospitals and other healthcare facilities to adopt flexible staffing models that include utilization of temporary healthcare professionals, such as traveling nurses.

•	Seasonality. Hospitals in regions that experience significant seasonal fluctuations in population, such as Florida or Arizona during the winter months, must be able to efficiently adjust their staffing levels to accommodate the change in patient census. Many of these hospitals utilize temporary professionals to satisfy these seasonal staffing needs.

•	State Legislation Requiring Healthcare Facilities to Utilize More Nurses. In response to concerns by nursing and consumer organizations over the quality of care provided in healthcare facilities, legislation has been introduced at both the federal and state level that is expected to increase the demand for nurses by requiring minimum nurse-to-patient ratios.

Supply Drivers for Temporary Healthcare Professionals

•	Motivating Factors for a Healthcare Professional to Work on a Travel Assignment. Traveling allows healthcare professionals to work in different parts of the United States, vary their lifestyle, work at prestigious hospitals nationwide and build their resumes, while receiving attractive compensation and benefits packages.

•	Word-of-Mouth Referrals. Current or former temporary healthcare professionals often refer new applicants to travel staffing companies. Growth in the number of healthcare professionals that have traveled, as well as the increased number of hospital and healthcare facilities that utilize temporary healthcare professionals, creates more referral opportunities.

•	Nurses Choosing Traveling Due to the Nursing Shortage and Economic Stability. During times of nursing shortages and economic stability or growth, nurses with permanent jobs generally have a higher degree of confidence that they can leave their permanent position to take a travel assignment and have the ability to return to a permanent position in the future.

Competitive Strengths

We believe that our competitive strengths include:

•	Nationwide Presence and Scale. We are the largest provider of travel nurse staffing services in the United States. We generally offer placement opportunities for our temporary healthcare professionals in all 50 states and provide temporary staffing solutions to our hospital and healthcare facility clients nationwide. We have one of the largest pools of qualified nurses, with an average of 6,350 temporary healthcare professionals on assignment during the first quarter of 2005. Our size and proven ability to fill our clients’ staffing needs allow us to efficiently serve our clients.

•	Targeted Multi-Brand Recruiting Strategy. We recruit temporary healthcare professionals in the United States using our multi-brand recruiting strategy. We also have nurse recruiting operations in English-speaking foreign countries, such as the United Kingdom, that allow us to attract nurses from international supply sources. Our multi-brand and international approach allows us to leverage the distinct geographic market strengths and brand reputation of our six separate recruitment brands. Our multi-brand recruiting strategy allows potential temporary healthcare professionals to work with more than one of our brand recruiters, which we believe enhances our probability of successfully placing professionals on assignment.

•	Strong and Diversified Client Relationships. We believe that we have more hospital and healthcare facility contracts and available assignments than any other company in our industry. As of March 31, 2005, we had contracts with over 6,000 hospital and healthcare facility clients nationwide. As of December 31, 2004, no single client facility comprised more than 3% of our temporary healthcare professionals on assignment.

•	Innovative Technology. We employ proprietary technology systems throughout our recruitment and operating models. Our innovative and unique internet recruitment strategy allows us to reach healthcare professionals worldwide and is a valuable source of nurse supply. We also provide online tools to our hospital and healthcare facility clients to help them streamline their communications and process flow for securing staffing services.

•	Experienced Management Team. We have a strong and experienced senior management team with substantial healthcare staffing industry expertise. Our senior management team operates as a cohesive, complimentary group and has extensive operating knowledge of the industry in which we operate.

Growth Strategy

Our goal is to enhance our leadership position within the temporary healthcare staffing sector in the United States. The key components of our growth strategy include:

•	Strengthening and Expanding Our Supply of Nurses and Allied Health Professionals. We utilize our extensive marketing and recruitment programs to attract nurses and allied health professionals on a domestic and international basis. Our multi-brand recruiting strategy, word-of-mouth referrals and our web portals play an important role in recruiting and placing potential candidates. We also focus on retaining existing professionals, primarily by offering numerous assignments nationwide, attractive compensation and benefits packages and superior customer service.

•	Strengthening and Expanding Our Relationships with Hospitals and Healthcare Facilities. We continue to strengthen and expand our existing customer relationships and develop new customer relationships. Hospitals and healthcare facilities are seeking a partner that can efficiently fulfill their critical staffing needs today and help them develop the most cost-effective staffing strategies for the future. We believe that we are well positioned to fulfill this need.

•	Expanding Service Offerings Through New Staffing Solutions. We strive to be the leading provider of innovative, differentiated healthcare staffing solutions to our customers and continually assess our service offerings to ensure that we meet the constantly changing needs of our hospital and healthcare facility clients. For example, we recently introduced a new program that provides 12 month assignments to our hospital and healthcare facility clients. We believe this new service offering provides an additional staffing solution between the traditional 13 week travel assignment and our 18 month international travel assignment.

•	Pursuing Strategic Acquisition Opportunities. In order to expand our service offerings, broaden our market presence and enhance our competitive position, we continually evaluate strategic acquisition opportunities. Our goal is to acquire complementary healthcare staffing businesses that are synergistic with our client base, and provide opportunities to leverage our back office infrastructure to achieve increased operating efficiencies and financial results.

Corporate Information

AMN Healthcare Services, Inc. is a Delaware corporation. Our principal executive offices are located at 12400 High Bluff Drive, Suite 100, San Diego, California 92130, and our telephone number is (866) 871-8519. Our website can be found at http://www.amnhealthcare.com. Information on or linked from our website does not form a part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered	9,250,000 shares by the selling stockholders. The shares are being sold by the selling stockholders listed in “Principal and Selling Stockholders.”

Common stock outstanding as of May 20, 2005	28,745,797 shares.

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividends

We have not in the past distributed any cash dividends on our common stock and currently have no plans to do so. The declaration of future dividends is subject to the discretion of our board of directors in light of all relevant factors, including earnings, financial conditions and capital requirements. In addition, our ability to declare and pay dividends on our common stock is restricted by covenants in our credit facility.

New York Stock Exchange symbol	AHS.

Unless we specifically state otherwise, the information in this prospectus supplement and the accompanying prospectus:

•	assumes no exercise of the underwriters’ option to purchase 1,381,303 additional shares; and

•	excludes from the number of shares of common stock outstanding, 14,876,422 treasury shares and options to purchase 7,172,308 shares of common stock subject to options that were outstanding at May 20, 2005, at a weighted-average exercise price of approximately $9.43 per share.

Risk Factors

For a discussion of certain risk factors that should be considered in connection with an investment in our common stock, see “Risk Factors” on page S-9 of this prospectus supplement.

Summary Consolidated Financial And Other Data

Our statements of operations data for the years ended December 31, 2004, 2003 and 2002 are derived from, and are qualified by reference to, the audited financial statements incorporated by reference into this prospectus supplement. Our statements of operations data for the quarters ended March 31, 2005 and 2004 and the balance sheet data at March 31, 2005 are derived from our unaudited financial statements incorporated by reference into this prospectus supplement. In the opinion of our management, these unaudited financial statements include all adjustments which we consider necessary for a fair statement of our financial position at those dates and our results of operations for those periods. Operating results for the three month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2005 or portions thereof. Our historical results are not necessarily indicative of our results of operations to be expected in the future.

You should read the summary consolidated financial and other data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the notes to those consolidated financial statements included elsewhere in, or incorporated by reference into, this prospectus supplement.

	Three Months Ended March 31,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(dollars and shares in thousands, except per share data)
	(unaudited)
Consolidated Statements of Operations:
Revenue	$156,842	$161,265	$629,016	$714,209	$775,683
Cost of revenue	121,125	125,436	484,654	552,052	586,900

Gross profit	35,717	35,829	144,362	162,157	188,783

Operating expenses:
Selling, general and administrative, excluding non-cash stock-based compensation	26,246	24,598	101,436	92,500	97,666
Non-cash stock-based compensation(1)	40	218	750	874	874
Depreciation and amortization	1,079	1,465	5,837	4,819	3,839
Transaction costs(2)	—	—	—	—	139

Total operating expenses	27,365	26,281	108,023	98,193	102,518

Income from operations	8,352	9,548	36,339	63,964	86,265
Interest expense (income), net	1,756	2,134	8,440	2,303	(343)

Income before income taxes	6,596	7,414	27,899	61,661	86,608
Income tax expense	2,603	2,855	10,553	23,869	34,252

Net income	$3,993	$4,559	$17,346	$37,792	$52,356

Net income per common share:
Basic	$0.14	$0.16	$0.61	$1.04	$1.23

Diluted	$0.13	$0.15	$0.55	$0.95	$1.12

Weighted average common shares outstanding:
Basic	28,376	28,120	28,248	36,456	42,534

Diluted	31,461	31,294	31,369	39,785	46,805

	Three Months Ended March 31,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(dollars in thousands, except traveler data) (unaudited)
Other Financial and Operating Data:
Average travelers on assignment	6,350	6,349	6,225	7,113	7,783
Revenue per traveler per day	$274.44	$279.12	$276.08	$275.09	$273.05
Gross profit per traveler per day	$62.50	$62.01	$63.36	$62.46	$66.45
Capital expenditures	$771	$1,510	$5,061	$13,013	$4,328
Adjusted EBITDA(3)	$9,471	$11,231	$42,926	$70,857	$91,117

	As of March 31, 2005
	(dollars in thousands) (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,518
Working capital	72,731
Total assets	295,159
Total long-term debt, including current portion	92,507
Total stockholders’ equity	$141,799

(1)	Non-cash stock-based compensation represents compensation expense related to our stock option plans to reflect the difference between the fair market value and the exercise price of stock options previously issued to our officers. See Note 9 to our audited consolidated financial statements incorporated by reference into this prospectus supplement.
(2)	Transaction costs represent costs incurred in connection with our acquisition of Healthcare Resource Management Corporation in 2002.
(3)	Adjusted EBITDA represents net income plus charges related to the tender offer of stock options completed in October 2003, interest (net of investment income), taxes, depreciation and amortization, transaction costs and non-cash stock-based compensation expense. Management presents Adjusted EBITDA because it believes that Adjusted EBITDA is a useful supplement to net income as an indicator of operating performance. We believe that Adjusted EBITDA is an industry-wide financial measure that is useful both to our management and investors when evaluating our performance and comparing our performance with the performance of our competitors. Management also uses Adjusted EBITDA for planning purposes. Management uses Adjusted EBITDA to evaluate our performance because it believes that Adjusted EBITDA more accurately reflects our results, as it excludes certain items, in particular non-cash stock-based compensation charges that management believes are not indicative of our operating performance. However, Adjusted EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance, and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with United States generally accepted accounting principles, or GAAP. As defined, Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. While management believes that some of the items excluded from Adjusted EBITDA are not indicative of our operating performance, these items do impact the income statement, and management therefore utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures such as net income.

The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended March 31,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(dollars in thousands) (unaudited)
Adjusted EBITDA Reconciliation
Net income	$3,993	$4,559	$17,346	$37,792	$52,356
Adjustments:
Tender offer related option charge	—	—	—	1,200	—
Interest expense (income), net	1,756	2,134	8,440	2,303	(343)
Income tax expense	2,603	2,855	10,553	23,869	34,252
Depreciation and amortization	1,079	1,465	5,837	4,819	3,839
Non-cash stock-based compensation	40	218	750	874	874
Transaction costs	—	—	—	—	139

Adjusted EBITDA	$9,471	$11,231	$42,926	$70,857	$91,117

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus supplement and the documents incorporated by reference herein, before buying shares of our common stock. Any of the risk factors we describe below could severely harm our business, financial condition and results of operations. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You may lose all or part of the money you paid to buy our common stock. Some of the statements in “Risk Factors” are forward-looking statements. See “Forward-Looking Statements.”

Risks Related to Our Business

If we are unable to attract and retain healthcare professionals for our healthcare staffing business at reasonable costs, it could increase our operating costs and negatively impact our business.

We rely significantly on our ability to attract and retain healthcare professionals who possess the skills, experience and licenses necessary to meet the requirements of our hospital and healthcare facility clients. We compete for healthcare staffing personnel with other temporary healthcare staffing companies and with hospitals and healthcare facilities based on the quantity, diversity and quality of assignments offered, compensation packages and the benefits that we provide to our healthcare professionals. We must continually evaluate and expand our temporary healthcare professional network to keep pace with the needs of our hospital and healthcare facility clients.

Currently, there is a shortage of qualified nurses in most areas of the United States, competition for nursing personnel is increasing, and salaries and benefits have risen. We may be unable to continue to increase the number of temporary healthcare professionals that we recruit, decreasing the potential for growth of our business. Our ability to attract and retain temporary healthcare professionals depends on several factors, including our ability to provide temporary healthcare professionals with assignments that they view as attractive and to provide them with competitive wages and benefits, including health insurance and housing. We cannot assure you that we will be successful in any of these areas as the costs of attracting temporary healthcare professionals and providing them with attractive benefits packages may be higher than we anticipate, or we may be unable to pass these costs on to our hospital and healthcare facility clients. If we are unable to increase the rates that we charge our hospital and healthcare facility clients to cover these costs, our profitability could decline. Moreover, if we are unable to attract and retain temporary healthcare professionals, the quality of our services to our hospital and healthcare facility clients may decline and, as a result, we could lose clients.

We operate in a highly competitive market and our success depends on our ability to remain competitive in obtaining and retaining hospital and healthcare facility clients and demonstrating the value of our services.

The temporary healthcare staffing business is highly competitive. We compete in national, regional and local markets with full-service staffing companies, specialized temporary staffing agencies and hospital systems that have developed their own interim staffing pools. Some of our larger competitors in the temporary nurse staffing sector include Cross Country, InteliStaf/StarMed, CompHealth Group/RN Network, Medical Staffing Network and On Assignment.

We believe that the primary competitive factors in obtaining and retaining hospital and healthcare facility clients are identifying qualified healthcare professionals for specific job requirements, providing qualified employees in a timely manner, pricing services competitively and effectively monitoring employees’ job performance. Competition for hospital and healthcare facility clients and temporary healthcare professionals may increase in the future due to these factors or a shortage of qualified healthcare professionals in the marketplace and, as a result, we may not be able to remain competitive. To the extent competitors seek to gain or retain market share by reducing prices or increasing marketing expenditures, we could lose revenue or hospital and healthcare facility clients and our margins could decline, which could seriously harm our operating results and cause the price of our stock to decline. In addition, the development of alternative recruitment channels could lead our hospital and healthcare facility clients to bypass our services, which would also cause revenue and margins to decline.

Our business depends upon our ability to secure and fill new orders from our hospital and healthcare facility clients because we generally do not have long-term, exclusive or guaranteed contracts with them, and economic conditions may adversely impact the number of new orders and contracts we receive from our healthcare facility clients.

We generally do not have long-term, exclusive or guaranteed order contracts with our hospital and healthcare facility clients. The success of our business is dependent upon our ability to continually secure new contracts and orders from hospitals and other healthcare facilities and to fill those orders with our temporary healthcare professionals. Our hospital and healthcare facility clients are free to award contracts and place orders with our competitors and choose to use temporary healthcare professionals that our competitors offer them. Therefore, we must maintain positive relationships with our hospital and healthcare facility clients. If we fail to maintain positive relationships with our hospital and healthcare facility clients or are unable to provide a cost-effective staffing solution, we may be unable to generate new temporary healthcare professional orders and our business may be adversely affected.

Some hospitals and healthcare facility clients choose to outsource this temporary healthcare staffing contract and order function to hospital associations owned by member healthcare facilities or companies with vendor management services that may act as intermediaries with our client facilities. These organizations may impact our ability to obtain new clients and maintain our existing client relationships by impeding our ability to access and contract directly with healthcare facility clients. Additionally, we may experience pricing pressure or incremental fees from these organizations that may negatively impact our revenue and profitability.

Depressed economic conditions, such as increasing unemployment rates and low job growth, could also negatively influence our ability to secure new orders and contracts from hospital and healthcare facility clients. In times of economic downturn, permanent healthcare facility staff may be more inclined to work overtime and less likely to leave their positions, resulting in fewer available vacancies, and less demand for our services. Fewer placement opportunities for our temporary healthcare professionals also impairs our ability to recruit temporary healthcare professionals and our revenues and profitability may decline as a result of this constricted demand and supply.

The demand for our services, and therefore the profitability of our business, may be adversely affected by changes in the staffing needs due to fluctuations in hospital admissions or staffing preferences of our healthcare facility clients.

The temporary healthcare staffing industry grew from 1996 through 2002, and declined in 2003 and 2004. Primarily as a result of this decline, our revenue and net income also decreased. Demand for our temporary healthcare staffing services is significantly affected by the staffing needs and preferences of our healthcare facility clients, as well as by fluctuations in patient occupancy at our client healthcare facilities. Our healthcare facility clients may choose to use temporary staff, additional overtime from their permanent staff or add new permanent staff in order to accommodate changes in their staffing needs. As patient occupancy decreases, healthcare facility clients typically will reduce their use of temporary staff before reducing the workload or undertaking layoffs of their regular employees.

Patient occupancy at our client healthcare facilities fluctuates due to economic factors and seasonal fluctuations that are beyond our control. Hospitals in certain geographical regions experience significant seasonal fluctuations in admissions, and must be able to adjust their staffing levels to accommodate the change in patient census. Many healthcare facilities will utilize temporary healthcare professionals to accommodate an increase in hospital admissions. Alternatively, if hospital admissions decrease, the demand for our temporary healthcare professionals and the hours worked by our healthcare professionals may decline, resulting in decreased revenues. In addition, we may experience more competitive pricing pressure during periods of patient occupancy and hospital admission downturns, negatively impacting our revenue and profitability.

Our profitability may be negatively impacted by changes in the healthcare facilities with which we place temporary healthcare professionals.

The prices for our services vary regionally and by healthcare facility due to a number of factors such as the competitive landscape, geographic desirability, local economic factors and the organization through which the healthcare facility contracts. The revenue generated and the resulting profitability of our business is correlated to the pricing of the healthcare facility contract under which the temporary healthcare professionals are placed.

We operate in a regulated industry and changes in regulations or violations of regulations may result in increased costs or sanctions that could reduce revenue and profitability and may impact our ability to grow and operate our business. In addition, we have incurred and will continue to incur additional costs related to compliance with recently enacted securities laws and regulations.

The healthcare industry is subject to extensive and complex federal and state laws and regulations related to professional licensure, conduct of operations, costs and payment for services and payment for referrals.

Our business is generally not subject to the extensive and complex laws that apply to our hospital and healthcare facility clients, including laws related to Medicare, Medicaid and other federal and state healthcare programs. However, these laws and regulations could indirectly affect the demand or the prices paid for our services. For example, our hospital and healthcare facility clients could suffer civil or criminal penalties and be excluded from participating in Medicare, Medicaid and other healthcare programs if they fail to comply with the laws and regulations applicable to their businesses. In addition, our hospital and healthcare facility clients could receive reduced reimbursements, or be excluded from coverage, because of a change in the rates or conditions set by federal or state governments. In turn, violations of or changes to these laws and regulations that adversely affect our hospital and healthcare facility clients could also adversely affect the prices that these clients are willing or able to pay for our services. Furthermore, third party payors, such as health maintenance organizations, increasingly challenge the prices charged for medical care. Failure by hospitals and other healthcare facilities to obtain full reimbursement from those third party payors could reduce the demand or the price paid for our services.

We are also subject to certain laws and regulations applicable to healthcare staffing agencies and general temporary staffing services. For example, legislation in Massachusetts limits the hourly rate paid to temporary nursing agencies for registered nurses, licensed practical nurses and certified nurses aides. While we are exempt from this regulation, in part, similar regulations may be enacted in other states in which we operate, and as a result revenue and margins could decrease.

Like all employers, we must also comply with various laws and regulations relating to pay practices, workers’ compensation and immigration. Because of the nature of our business, the impact of a change in these laws and regulations may have a more pronounced effect on our business. These laws and regulations may also impede our ability to grow our operations. We primarily draw our supply of temporary healthcare professionals from the United States, but international supply channels have represented a small but growing supply source. Our ability to recruit healthcare professionals through these foreign supply channels may be impacted by government legislation limiting the number of immigrant visas that can be issued.

We have incurred and will continue to incur additional legal and accounting expenses related to compliance with corporate governance and disclosure standards implemented by the Sarbanes-Oxley Act of 2002, the rules of the New York Stock Exchange and regulations of the Commission. Regulations promulgated in connection with Section 404 of the Sarbanes-Oxley Act of 2002 require an annual and quarterly review by management and evaluation of our internal control systems, in addition to an annual auditor attestation of the effectiveness of these systems. If we fail to comply with these laws and regulations, damages, civil or criminal penalties, injunctions or cease and desist orders may be imposed, which would negatively impact our business and operations. The increase in costs necessitated by compliance with the laws and regulations affecting our business reduces our overall profitability, and reduces the assets and resources available for utilization in the expansion of our business operations.

Our profitability is impacted by our ability to leverage our cost structure.

We have technology, operations and human capital infrastructures to support our existing business and contemplated growth. In the event that our business does not grow at the rate that we had anticipated, our inability to reduce these costs would impair our profitability. Additionally, if we are not able to capitalize on this infrastructure our earnings growth rate will be impacted.

Terrorist threats or attacks may disrupt or adversely affect our business operations.

Our business operations may be interrupted or adversely impacted in the United States and abroad in the event of a terrorist attack or heightened security alerts. Our temporary healthcare professionals may become reluctant to travel and may decline assignments based upon the perceived risk of terrorist activity, which would reduce our revenue and profitability. In addition, terrorist activity or threats may impede our access to our management and information systems resulting in loss of revenue. We do not maintain insurance coverage against terrorist attacks.

Significant legal actions could subject us to substantial liabilities.

In recent years, our hospital and healthcare facility clients have become subject to an increasing number of legal actions alleging malpractice or related legal theories. Because our temporary healthcare professionals provide medical care and we provide credentialing of these healthcare professionals, claims may be brought against us and our temporary healthcare professionals relating to the recruitment and qualification of these healthcare professionals and the quality of medical care provided by our temporary healthcare professionals while on assignment at our hospital and healthcare facility clients. We and our temporary healthcare professionals are at times named in these lawsuits regardless of our contractual obligations, the competency of the healthcare professionals or the standard of care provided by our temporary healthcare professionals. In some instances, we are required to indemnify hospital and healthcare facility clients contractually against some or all of these potential legal actions. Also, because most of our temporary healthcare professionals are our employees, we may be subject to various employment claims and contractual disputes regarding the terms of a temporary healthcare professional’s employment.

We maintain various types of insurance coverage, including professional liability and employment practices, through insurance carriers, and we also self-insure for these claims through accruals for retention reserves. We may experience increased insurance costs and reserve accruals and may not be able to pass on all or any portion of increased insurance costs to our hospital and healthcare facility clients, thereby reducing our profitability. Our insurance coverage and reserve accruals may not be sufficient to cover all claims against us, and we may be exposed to substantial liabilities.

We may be legally liable for damages resulting from our hospital and healthcare facility clients’ improper treatment of our traveling healthcare personnel.

Because we are in the business of placing our temporary healthcare professionals in the workplaces of other companies, we are subject to possible claims by our temporary healthcare professionals alleging discrimination, sexual harassment and other similar activities by our hospital and healthcare facility clients. We maintain a policy for employee practices coverage. However, the cost of defending such claims, even if groundless, could be substantial and the associated negative publicity could adversely affect our ability to attract and retain qualified individuals in the future.

We may not be able to successfully complete the integration of our acquisitions.

We continue to explore strategic acquisition opportunities. Acquisitions involve significant risks and uncertainties, including difficulties integrating acquired personnel and other corporate cultures into our business, the potential loss of key employees or customers of acquired companies, the assumption of liabilities and exposure to unforeseen liabilities of acquired companies and the diversion of management attention from existing operations. Acquisitions may also require significant expenditures of cash and other resources and assumption of debt that may ultimately negatively impact our overall financial performance. We may not be able to fully integrate the operations of the acquired businesses with our own in an efficient and cost-effective manner.

Difficulties in maintaining our management information and communications systems may result in increased costs that reduce our profitability.

Our ability to deliver our staffing services to our hospital and healthcare facility clients and manage our internal systems depends to a large extent upon our access to and the performance of our management information and communications systems. These systems also maintain accounting and financial information, which we depend upon to fulfill our financial reporting obligations. If these systems do not adequately support our operations, these systems are damaged or if we are required to incur significant additional costs to repair, maintain or expand these systems, our business and financial results could be materially adversely affected. Although we have risk mitigation measures, these systems, and our access to these systems, are not impervious to floods, fire, storms, or natural disasters, and the loss of systems information could result in disruption to our business.

Our operations may deteriorate if we are unable to continue to attract, develop and retain our sales and operations personnel.

Our success is dependent upon the performance of our sales and operations personnel, especially regional client service directors, hospital account managers and recruiters. The number of individuals who meet our qualifications for these positions is limited, and we may experience difficulty in attracting qualified candidates. In addition, we commit substantial resources to the training, development and support of our personnel. Competition for qualified sales personnel in the line of business in which we operate is strong, and there is a risk that we may not be able to retain our sales personnel after we have expended the time and expense to recruit and train them.

The loss of key officers and management personnel could adversely affect our ability to remain competitive.

We believe that the success of our business strategy and our ability to operate profitably depends on the continued employment of our key officers and members of our management team. If key officers or members of our management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected.

Following a recent announcement that the City of San Diego’s mayor will resign, Steven Francis announced that he is running for mayor. If Mr. Francis is elected mayor, he would resign as Executive Chairman, and Mr. Francis and our Board of Directors would evaluate his ongoing role as a director with us, if any.

We have a substantial amount of goodwill on our balance sheet that may have the effect of decreasing our earnings or increasing our losses in the event that we are required to recognize an impairment to goodwill.

As of March 31, 2005, we had $135.4 million of unamortized goodwill on our balance sheet, which represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. At March 31, 2005, goodwill represented 46% of our total assets.

Through December 31, 2001, we amortized goodwill on a straight-line basis over the estimated period of future benefit of 25 years. In July 2001, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 requires that, subsequent to January 1, 2002, goodwill not be amortized but rather that it be reviewed annually for impairment. In the event impairment is identified, a charge to earnings would be recorded. Although an impairment charge to earnings for goodwill would not affect our cash flow, it would decrease our earnings or increase our losses, as the case may be, and our stock price could be adversely affected. As of December 31, 2004, we have reviewed our goodwill for impairment in accordance with the provisions of SFAS No. 142, and have not identified any impairment to goodwill.

We have substantial accruals for self-insured retentions on our balance sheet, and any significant adverse adjustments in these accruals may have the effect of decreasing our earnings or increasing our losses.

We maintain accruals for self-insured retentions on our balance sheet. Increases to these accruals do not affect our cash flow, but a significant increase to these self-insured retention accruals may decrease our earnings or increase our losses, as the case may be. We determine the adequacy of our self-insured retention accruals by evaluating our historical experience and trends, related to both insurance claims and payments, information provided to us by our insurance brokers and third party administrators, independent actuarial studies, as well as industry experience and trends. If such information indicates that our accruals are overstated or understated, we reduce or provide for additional accruals, as appropriate.

Risks Related to the Ownership of Our Common Stock

Our stock price may be volatile and you may be unable to resell your shares at or above the offering price.

In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. The market price of our common stock may fluctuate based on a number of factors, including:

•	our operating performance and the performance of other similar companies;

•	news announcements relating to us, the healthcare and staffing industries or our competitors;

•	changes in earnings estimates or recommendations by research analysts;

•	changes in general economic conditions;

•	the arrival or departure of key personnel;

•	acquisitions or other transactions involving us or our competitors; and

•	other developments affecting us, our industry or our competitors.

A significant number of our shares could be sold in the future which could depress our stock price.

Following this offering, Steven Francis and the Francis Family Trust, a family trust of Steven Francis, will hold, either directly or indirectly, 3,283,271 restricted shares of our common stock or approximately 11.4% of the outstanding shares of our common stock. Subject to volume and manner of sale limitations, these shares can be sold pursuant to Rule 144 under the Securities Act. In addition, we have granted these stockholders registration rights as described in “Principal and Selling Stockholders—Registration Rights.” Sales of a substantial number of these shares of our common stock, or the perception that holders of a large number of shares intend to sell their shares, could depress the market price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus include forward-looking statements. We based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The following factors could cause our actual results to differ from those implied by the forward-looking statements in this prospectus supplement and the accompanying prospectus:

•	our ability to continue to recruit and retain qualified temporary healthcare professionals at reasonable costs;

•	our ability to attract and retain sales and operational personnel;

•	our ability to enter into contracts with hospitals and other healthcare facility clients on terms attractive to us and to secure orders related to those contracts;

•	our ability to demonstrate the value of our services to our healthcare and facility clients;

•	changes in the timing of hospital and healthcare facility clients’ orders for and our placement of our temporary healthcare professionals;

•	the general level of patient occupancy at our hospital and healthcare facility clients’ facilities;

•	the overall level of demand for services offered by temporary healthcare staffing providers;

•	the ability of our hospital and healthcare facility clients to retain and increase the productivity of their permanent staff;

•	the variation in pricing of the healthcare facility contracts under which we place temporary healthcare professionals;

•	our ability to successfully implement our strategic growth, acquisition and integration strategies;

•	our ability to leverage our cost structure;

•	the performance of our management information and communication systems;

•	the effect of existing or future government legislation and regulation;

•	our ability to grow and operate our business in compliance with legislation and regulation;

•	the impact of medical malpractice and other claims asserted against us;

•	the disruption or adverse impact to our business as a result of a terrorist attack;

•	our ability to carry out our business strategy;

•	the loss of key officers and management personnel could adversely affect our ability to remain competitive;

•	the effect of recognition by us of an impairment to goodwill; and

•	the effect of adjustments by us to accruals for self-insured retentions.

Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus supplement and the accompanying prospectus are more fully described in the “Risk Factors” section and elsewhere in this prospectus supplement and the accompanying prospectus.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the common stock offered by this prospectus supplement. We will not receive any proceeds from this offering.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock has traded on the New York Stock Exchange under the symbol “AHS” since our initial public offering on November 13, 2001. Prior to that time, there was no public trading market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices reported by the New York Stock Exchange.

	Price Range of Common Stock
	High	Low
Year ended December 31, 2003
First Quarter	$18.95	$9.25
Second Quarter	$13.09	$8.90
Third Quarter	$17.10	$12.20
Fourth Quarter	$17.36	$13.70
Year ended December 31, 2004
First Quarter	$21.56	$17.00
Second Quarter	$18.58	$14.49
Third Quarter	$15.35	$11.26
Fourth Quarter	$16.66	$10.70
Year ending December 31, 2005
First Quarter	$16.85	$12.85
Second Quarter (through May 23, 2005)	$16.55	$13.62

As of May 20, 2005, there were 28,745,797 shares of our common stock issued and outstanding that were held by stockholders of record. On May 23, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $14.02 per share.

Dividends

We have not paid or declared cash dividends in the past and currently do not expect to pay cash dividends or make any other distributions in the future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements and such other factors as our board deems relevant. In addition, our ability to declare and pay dividends on our common stock is subject to covenants in our credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2005.

You should read this table in conjunction with “Prospectus Supplement Summary—Summary Consolidated Financial and Other Data,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those consolidated financial statements included elsewhere in, or incorporated by reference into, this prospectus supplement.

As of March 31, 2005
(in thousands) (unaudited)
Cash and cash equivalents	$10,518

Long term debt, including current portion(1):
Revolving credit facility	2,500
Term loan	90,007

Total long-term debt	92,507

Stockholders’ equity(2):
Common stock, $.01 par value, 200,000 shares authorized; 43,421 shares issued at March 31, 2005	434
Additional paid-in capital	353,322
Treasury stock, at cost (14,877 shares at March 31, 2005)	(249,538)
Retained earnings	37,148
Accumulated other comprehensive income	433

Total stockholders’ equity	141,799

Total capitalization	$234,306

(1)	Our credit facility provides for a $75 million revolving credit facility and a $130 million term loan of which $92.5 million was outstanding at March 31, 2005. At March 31, 2005, $23.6 million of the revolving credit facility was available, after letter of credit obligations, subject to the terms and conditions thereof.
(2)	The table excludes from the number of shares of common stock issued, the 6,532,016 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2005, at a weighted average exercise price of $8.61 per share, under our 1999 Performance Stock Option Plan, 1999 Super Performance Plan and Stock Option Plan.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Our statements of operations data for the years ended December 31, 2004, 2003 and 2002, and the balance sheet data at December 31, 2004 and 2003 are derived from, and are qualified by reference to, the audited financial statements incorporated by reference into this prospectus supplement. The statements of operations data for the years ended December 31, 2001 and 2000 and the balance sheet data at December 31, 2002, 2001 and 2000 are derived from our audited financial statements that do not appear in this prospectus supplement. Our statements of operations data for the quarters ended March 31, 2005 and 2004 and the balance sheet data at March 31, 2005 are derived from our unaudited financial statements incorporated by reference into this prospectus supplement. Our balance sheet data at March 31, 2004 is derived from our unaudited financial statements that do not appear, and are not incorporated by reference, in this prospectus supplement. In the opinion of our management, these unaudited financial statements include all adjustments which we consider necessary for a fair statement of our financial position at those dates and our results of operations for those periods. Operating results for the three-month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2005 or portions thereof. Our historical results are not necessarily indicative of our results of operations to be expected in the future.

You should read the following selected consolidated financial and other data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those consolidated financial statements included elsewhere in, or incorporated by reference into, this prospectus supplement.

	Three Months Ended March 31,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars and shares in thousands, except per share data)
	(unaudited)
Consolidated Statements of Operations:
Revenue	$156,842	$161,265	$629,016	$714,209	$775,683	$517,794	$230,766
Cost of revenue	121,125	125,436	484,654	552,052	586,900	388,284	170,608

Gross profit	35,717	35,829	144,362	162,157	188,783	129,510	60,158

Operating expenses:
Selling, general and administrative, excluding non-cash stock-based compensation	26,246	24,598	101,436	92,500	97,666	71,483	30,728
Non-cash stock-based compensation(1)	40	218	750	874	874	31,881	22,379
Depreciation and amortization	1,079	1,465	5,837	4,819	3,839	7,713	3,303
Transaction costs(2)	—	—	—	—	139	1,955	1,500

Total operating expenses	27,365	26,281	108,023	98,193	102,518	113,032	57,910

Income from operations	8,352	9,548	36,339	63,964	86,265	16,478	2,248
Other expense (income), net:
Interest expense (income), net	1,756	2,134	8,440	2,303	(343)	13,933	10,006
Loss on extinguishment of debt	—	—	—	—	—	8,265	—

Total other expense (income), net	1,756	2,134	8,440	2,303	(343)	22,198	10,006

Income (loss) before income taxes	6,596	7,414	27,899	61,661	86,608	(5,720)	(7,758)
Income tax expense (benefit)	2,603	2,855	10,553	23,869	34,252	(1,334)	(2,560)

Net income (loss)	$3,993	$4,559	$17,346	$37,792	$52,356	$(4,386)	$(5,198)

Net income (loss) per common share:
Basic	$0.14	$0.16	$0.61	$1.04	$1.23	$(0.14)	$(0.23)

Diluted	$0.13	$0.15	$0.55	$0.95	$1.12	$(0.14)	$(0.23)

Weighted average common shares outstanding:
Basic	28,376	28,120	28,248	36,456	42,534	30,641	22,497

Diluted	31,461	31,294	31,369	39,785	46,805	30,641	22,497

	Three Months Ended March 31,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands, except traveler data)
	(unaudited)
Other Financial and Operating Data:
Average travelers on assignment	6,350	6,349	6,225	7,113	7,783	5,964	3,166
Revenue per traveler per day	$274.44	$279.12	$276.08	$275.09	$273.05	$237.86	$199.15
Gross profit per traveler per day	$62.50	$62.01	$63.36	$62.46	$66.45	$59.49	$51.92
Capital expenditures	$771	$1,510	$5,061	$13,013	$4,328	$4,497	$2,350

	As of March 31,		As of December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$10,518	$6,764	$3,908	$4,687	$40,135	$31,968	$546
Working capital	72,731	81,655	77,254	76,982	137,305	116,478	44,149
Total assets	295,159	311,940	286,960	304,532	348,774	308,929	209,410
Total long-term debt, including current portion	92,507	137,000	101,723	138,900	—	—	122,889
Total stockholders’ equity	141,799	120,451	136,766	116,097	295,824	271,905	67,070

(1)	Non-cash stock-based compensation represents compensation expense related to our stock option plans to reflect the difference between the fair market value and the exercise price of stock options previously issued to our officers. See Note 9 to our audited consolidated financial statements incorporated by reference into this prospectus supplement.
(2)	Transaction costs represent costs incurred in connection with our acquisition of Preferred Healthcare Staffing in 2000, our initial public offering in 2001 and our acquisition of Healthcare Resource Management Corporation in 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a leading temporary healthcare staffing company and the largest nationwide provider of travel nurse staffing services. We recruit nurses and allied health professionals, our “temporary healthcare professionals,” nationally and internationally and place them on temporary assignments of variable lengths at acute-care hospitals and healthcare facilities throughout the United States.

For the quarter ended March 31, 2005, we recorded revenue of $156.8 million, as compared to revenue of $161.3 million for the quarter ended March 31, 2004. The number of temporary healthcare professionals on assignment averaged 6,350 and 6,349 in the first quarter of 2005 and 2004, respectively. We recorded net income of $4.0 million for the quarter ended March 31, 2005, as compared to net income of $4.6 million for the quarter ended March 31, 2004. For the year ended December 31, 2004, we recorded revenue of $629.0 million, as compared to revenue of $714.2 million and $775.7 million for the years ended December 31, 2003 and 2002, respectively. The number of temporary healthcare professionals on assignment averaged 6,225, 7,113, and 7,783 in 2004, 2003 and 2002, respectively. We recorded net income of $17.3 million for the year ended December 31, 2004, as compared to net income of $37.8 million and $52.4 million for the years ended December 31, 2003 and 2002, respectively. Beginning in 2003, we experienced a decline in demand for our services, which led to a reduction in temporary healthcare professionals on assignment, revenue and net income. See additional discussion in “Recent Trends” and “Results of Operations” below.

We derive substantially all of our revenue from fees paid directly by hospitals and healthcare facilities rather than from payments by government or other third parties. We enter into two types of contracts with our hospital and healthcare facility clients: payroll contracts and flat rate contracts. Under a payroll contract, the temporary healthcare professional is our employee. We then bill our hospital or healthcare facility client at an hourly rate to compensate us for the temporary healthcare professional’s wages and benefits, as well as for recruitment, housing and travel services. Our clients generally prefer payroll contracts because this arrangement eliminates significant employee and payroll administrative burdens for them. Alternatively, under a flat rate contract, the temporary healthcare professional becomes an employee of the hospital or healthcare facility and is placed on their payroll. We bill the hospital or healthcare facility a “flat” weekly rate to compensate us for providing recruitment, housing and travel services. Temporary healthcare professional wages and benefits billed under a payroll contract effectively represent a pass-through cost component for us and we are compensated by our clients for our value-added services. While payroll contracts generate more gross profit than flat rate contracts, the gross margin generated is lower due to the pass-through of the temporary healthcare professional’s compensation costs. During 2004, approximately 94% of our contracts with our hospital and healthcare facility clients were payroll contracts.

Since 1998 we have completed five strategic acquisitions. We acquired Medical Express, Inc. in November 1998, which strengthened our presence in the Pacific Northwest and Mountain states. During 2000, we completed the acquisitions of NursesRx, Inc. in June and Preferred Healthcare Staffing, Inc. in November, which strengthened our presence in the Eastern and Southern regions of the United States. We completed our acquisition of O’Grady-Peyton International in May 2001, the leading recruiter of registered nurses from English-speaking foreign countries for placement in the United States. We completed our fifth acquisition in April 2002, acquiring Healthcare Resource Management Corporation, or HRMC. Each of these acquisitions has been accounted for by the purchase method of accounting. Therefore, the operating results of the acquired entities are included in our results of operations commencing on the date of acquisition of each entity. As a result, our results of operations following each acquisition may not be comparable with our prior results.

Recent Trends

From 1996 through 2000, the temporary healthcare staffing industry grew at a compound annual growth rate of 13%, and this growth accelerated to a compound annual growth rate of approximately 21% from 2000 to 2002.

During 2003, the demand for temporary healthcare professionals declined due to a number of factors. In particular, we believe hospitals increased their nurse recruitment efforts, stretched the productivity of permanent staff and maximized cost control efforts to eliminate or reduce outsourced staffing solutions. In addition, influenced by economic conditions during 2003, we believe permanent staff at our hospital and healthcare facility clients were more likely to work overtime and less likely to leave their positions, creating fewer vacancies and fewer opportunities for us to recruit and place our temporary healthcare professionals.

Demand for our services stabilized from April 2003 through late 2003, and has increased each quarter from the fourth quarter of 2003 through the first quarter of 2005. We believe that this improvement in demand has been caused by a number of factors, including an increase in hospital admissions, legislation impacting healthcare staffing such as the California nurse-to-patient staffing ratios that went into effect in January 2004, an improving economy and our increased focus on our hospital and healthcare facility clients. While this rise in demand is positive and creates opportunities for growth, increases in the supply of new temporary healthcare professional candidates has not grown at the same pace as demand.

We primarily draw our supply of temporary healthcare professionals from national recruitment efforts through our targeted multi-brand recruitment strategy. We believe that sustained growth in hospital and healthcare facility orders will generate increasing interest and new recruiting opportunities in travel nursing. In addition, international supply channels have represented a small but growing supply source.

The number of temporary healthcare professionals on assignment with us decreased from an average of 7,783 in 2002 to an average of 6,225 in 2004. Primarily as a result of this decline, our revenue and net income also decreased. However, demand for our services has grown each quarter since the fourth quarter of 2003. During the fourth quarter of 2004 and the first quarter of 2005, we began to see the increased demand for our services translate into small growth in the average number of temporary healthcare professionals on assignment. We are uncertain whether these increases in demand for our services will continue to generate consistent future growth in the average number of our temporary healthcare professionals on assignment.

Critical Accounting Principles and Estimates

We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. The preparation of our financial statements in conformity with GAAP requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to asset impairment, accruals for self-insurance and compensation and related benefits, allowance for doubtful accounts and contingencies and litigation. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Goodwill

We have recorded goodwill resulting from our past acquisitions. Commencing with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002, we ceased amortizing goodwill and have thereafter performed annual impairment analyses to assess the recoverability of the goodwill, in accordance with the provisions of SFAS No. 142. Upon our annual impairment analyses on December 31, 2004 and December 31,

2003, we determined that there was no impairment of goodwill. If we are required to record an impairment charge in the future, it could have an adverse impact on our results of operations. As of March 31, 2005, December 31, 2004 and December 31, 2003, we had $135.4 million, $135.4 million and $135.5 million, respectively, of goodwill recorded on our consolidated balance sheets.

Self-Insured Health Insurance Claims Reserve

We maintain an accrual for incurred, but not reported, claims arising from self-insured health benefits we provide to our temporary healthcare professionals, which is included in accrued compensation and benefits in our consolidated balance sheets. We determine the adequacy of this accrual by evaluating our historical experience and trends related to both health insurance claims and payments, information provided to us by our insurance broker and third party administrator and industry experience and trends. If such information indicates that our accruals are overstated or understated, we reduce or provide for additional accruals. Our accrual at March 31, 2005 was based on (i) a monthly average of our actual historical health insurance claim amounts and (ii) the average period of time from the date the claim is incurred to the date that it is reported to us and paid. We believe this is the best estimate of the amount of incurred, but not reported, self-insured health benefit claims at year-end. As of March 31, 2005, December 31, 2004 and December 31, 2003, we had $1.7 million, $2.3 million and $3.5 million, respectively, accrued for incurred, but not reported, health insurance claims. The decline in the accrual was primarily related to a favorable trend in insurance claims paid and a decrease in the reporting and processing time for claims. Historically, our accrual for health insurance has been adequate to provide for incurred claims, and has fluctuated with increases or decreases in the average number of temporary healthcare professionals on assignment, changes in our claims experience and changes in the reporting and processing time for claims.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated credit losses resulting from collection risks, including the inability of our customers to make required payments. This results in a provision for bad debt expense. The allowance for doubtful accounts is reported as a reduction of accounts receivable in our consolidated balance sheets. We determine the adequacy of this allowance by evaluating the credit risk for individual customer receivables, considering the financial condition of each customer and historical payment trends, delinquency trends, credit histories of customers and current economic conditions. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances would be provided. As of March 31, 2005, December 31, 2004 and December 31, 2003, our allowance for doubtful accounts was $1.7 million, $1.8 million and $3.3 million, respectively. The reduction in the allowance for doubtful accounts was primarily related to $1.8 million of write-offs of fully reserved receivables during the year ended December 31, 2004, favorable trends in our customer collections experience and overall reductions in accounts receivable balances since December 31, 2003.

Professional Liability Reserve

We maintain an accrual for professional liability self-insured retention limits, net of our insurance recoverable, which is included in accounts payable and accrued expenses in our consolidated balance sheets. We determine the adequacy of this accrual by evaluating our historical experience and trends, loss reserves established by our insurance carriers and third party administrators, as well as through the use of independent actuarial studies. We obtain updated actuarial studies on a semi-annual basis that use actual claims data to determine the appropriate reserves for incurred, but not reported, professional liability claims for each year. Due to our varied historical claims loss experience, our actuary provides us with a range of incurred, but not reported, claim reserves. The range for the total professional liability reserve at March 31, 2005, which incorporated the range for incurred, but not reported, claims provided by our actuaries, was between $7.5 million and $9.0 million. As of March 31, 2005, December 31, 2004 and December 31, 2003, we had $7.5 million, $7.0 million and $3.9 million, respectively, accrued for professional liability retention. Because of our varied loss history, there is no amount within the range that management or the actuaries believe is a better estimate than any other amount. As such, we accrued the low end of the range at March 31, 2005, December 31, 2004 and December 31, 2003. The increase in the professional liability accrual was related to an increase in expected claims incurred, but not reported, during the year ended December 31, 2004 and quarter ended March 31, 2005 based on unfavorable development of reported claims and the unfavorable impact on incurred, but not reported, claims, partially offset by payments made during the periods.

Workers’ Compensation Reserve

We maintain an accrual for workers’ compensation self-insured retention limits, which is included in accrued compensation and benefits in our consolidated balance sheets. We determine the adequacy of these accruals by evaluating our historical experience and trends, loss reserves established by our insurance carriers and third party administrators, as well as through the use of independent actuarial studies. We obtain updated actuarial studies on a semi-annual basis that use actual claims data to determine the appropriate reserve both for reported claims and incurred, but not reported, claims for each policy year. The actuarial study for workers’ compensation provides us with the estimated losses for prior policy years and an estimated percentage of payroll compensation to be accrued for the current year. We record our accruals based on the amounts provided in the actuarial study, and we believe this is the best estimate of our liability for reported claims and incurred, but not reported, claims. As of March 31, 2005, December 31, 2004 and December 31, 2003, we had $10.1 million, $8.1 million and $7.6 million, respectively, accrued for workers’ compensation claims. Claim payments made against the reserves during the quarter ended March 31, 2005 and the year ended December 31, 2004 for the current and prior periods lagged behind the additions to the reserve, as reserves continue to remain outstanding for workers’ compensation claims incurred during the course of the last four years. In addition, $0.9 million of claims administration fees that were previously incorrectly applied against the reserve in prior years were expensed during the first quarter of 2005, contributing to the increase in the reserve. There has not been any material change in workers’ compensation rates.

Contingent Liabilities

We are subject to various claims and legal actions in the ordinary course of our business. Some of these matters include payroll and employee-related matters and investigations by governmental agencies regarding our employment practices. As we become aware of such claims and legal actions, we provide accruals if the exposures are probable and estimable. If an adverse outcome of such claims and legal actions is reasonably possible, we assess materiality and provide disclosure, as appropriate. We may also become subject to claims, governmental inquiries and investigations and legal actions relating to services provided by our temporary healthcare professionals, and we maintain accruals for these matters if the amounts are probable and estimable. We are currently not aware of any such pending or threatened litigation that would be considered reasonably likely to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Results of Operations

The following table sets forth, for the periods indicated, certain statements of operations data as a percentage of revenue. Our results of operations are reported as a single business segment.

	Three Months Ended March 31,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
Consolidated Statements of Operations:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	77.2	77.8	77.0	77.3	75.7

Gross profit	22.8	22.2	23.0	22.7	24.3
Selling, general and administrative, excluding non-cash stock-based compensation	16.7	15.3	16.1	13.0	12.6
Non-cash stock-based compensation	0.1	0.1	0.1	0.1	0.1
Depreciation and amortization	0.7	0.9	1.0	0.7	0.5

Income from operations	5.3	5.9	5.8	8.9	11.1
Interest expense (income), net	1.1	1.3	1.3	0.3	(0.1)

Income before income taxes	4.2	4.6	4.5	8.6	11.2
Income tax expense	1.7	1.8	1.7	3.3	4.4

Net income	2.5%	2.8%	2.8%	5.3%	6.8%

Comparison of Results for the Three Months Ended March 31, 2005 to the Three Months Ended March 31, 2004.

Revenue. Revenue decreased 3%, from $161.3 million for the three months ended March 31, 2004 to $156.8 million for the same period in 2005. Of the $4.5 million decrease, $3.1 million was attributable to decreases in revenue per temporary healthcare professional and $1.7 million was attributable to one less day in the three months ended March 31, 2005. These decreases were partially offset by a shift in the mix from flat rate to payroll contracts which contributed a $0.3 million increase to revenue.

Cost of Revenue. Cost of revenue decreased 3%, from $125.4 million for the three months ended March 31, 2004 to $121.1 million for the same period in 2005. Of the $4.3 million decrease, approximately $3.3 million was attributable to decreases in compensation and benefits provided to our temporary healthcare professionals, which is net of a $0.9 million correcting adjustment to increase our workers’ compensation reserve, and $1.3 million was attributable to one less day in the three months ended March 31, 2005. These decreases were offset by and a shift in the mix from flat rate to payroll contracts which contributed a $0.3 million increase to cost of revenue.

Gross Profit. Gross profit decreased less than 1%, from $35.8 million for the three months ended March 31, 2004 to $35.7 million for the same period in 2005, representing gross margins of 22.2% and 22.8%, respectively. The increase in gross margin was primarily attributable to decreased housing costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, excluding non-cash stock–based compensation, increased 7%, from $24.6 million for the three months ended March 31, 2004 to $26.2 million for the same period in 2005. The $1.6 million increase was primarily attributable to increases in employee expenses and professional liability insurance costs.

Non-Cash Stock-Based Compensation. We recorded non-cash stock-based compensation charges of $0.2 million for the three months ended March 31, 2004 and less than $0.1 million for the three months ended March 31, 2005. The decrease was due to the cancellation of unvested stock options outstanding during the third quarter of 2004 associated with certain employee terminations.

Depreciation and Amortization. Amortization expense decreased from $0.1 million for the three months ended March 31, 2004 to less than $0.1 million for the three months ended March 31, 2005. Depreciation expense decreased 21% from $1.4 million for the three months ended March 31, 2004 to $1.1 million for the three months ended March 31, 2005. This decrease was primarily attributable to a $0.3 million reversal of depreciation expense during the three months ended March 31, 2005 related to depreciation expense incorrectly recorded in previous years on assets which were fully depreciated.

Other Expense, Net. Interest expense, net, was $2.1 million for the three months ended March 31, 2004 as compared to $1.8 million for the same period in 2005. The $0.3 million decrease was attributable to the $44.5 million decrease in debt outstanding from March 31, 2004 to March 31, 2005.

Income Tax Expense. Income tax expense decreased from $2.9 million for the three months ended March 31, 2004 to $2.6 million for the same period in 2005, reflecting effective income tax rates of 38.5% and 39.5% for these periods, respectively. The increase in the effective income tax rate was primarily attributable to changes in the state tax provision.

Comparison of Results for the Year Ended December 31, 2004 to the Year Ended December 31, 2003

Revenue. Revenue decreased 12%, from $714.2 million for 2003 to $629.0 million for 2004. This decrease is comparable to the decrease in the number of temporary healthcare professionals on assignment, which decreased 12% from an average of 7,113 for 2003 to an average of 6,225 for 2004. Of the $85.2 million decrease, $89.3 million was attributable to the decline in the average number of temporary healthcare professionals on assignment and $2.6 million was attributable to a shift in the mix from payroll to flat rate contracts. These decreases were partially offset by improvements in contract terms, which included increases in bill rates charged to hospital and healthcare facility clients, of approximately $5.0 million, and the additional day in 2004 due to 2004 being a leap year, which contributed $1.7 million.

Cost of Revenue. Cost of revenue decreased 12%, from $552.1 million for 2003 to $484.7 million for 2004. Of the $67.4 million decrease, approximately $69.1 million was attributable to the decline in the average number of temporary healthcare professionals on assignment, partially offset by an increase of approximately $0.4 million attributable to net increases in compensation provided to our temporary healthcare professionals and by an increase of approximately $1.3 million attributable to the extra day in 2004.

Gross Profit. Gross profit decreased 11%, from $162.2 million for 2003 to $144.4 million for 2004, representing gross margins of 22.7% and 23.0%, respectively. The increase in gross margin was primarily attributable to decreased health insurance, housing and retirement costs as a percentage of revenue, partially offset by increases in temporary healthcare professionals compensation.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, excluding non-cash stock-based compensation, increased 10%, from $92.5 million for 2003 to $101.4 million for 2004. The $8.9 million increase was primarily attributable to an increase in expenses related to corporate facilities as we occupied a larger corporate facility for a full year compared to a half year in 2003 and corporate employee and professional services increases related to additional compliance requirements in connection with compliance with the Sarbanes-Oxley Act of 2002. In addition, we recorded an increase in our professional liability insurance reserve as we have experienced negative trends in our malpractice claims development. These increases were partially offset by a $1.2 million charge in the fourth quarter of 2003 related to vested stock options purchased in our October 2003 tender offer that was not incurred during 2004.

Non-Cash Stock-Based Compensation. We recorded non-cash compensation charges of $0.9 million in 2003 and $0.8 million in 2004 in connection with our stock option plans to reflect the difference between the fair market value at the measurement date and the exercise prices of previously issued stock options, which are amortized over their respective vesting periods.

Depreciation and Amortization. Amortization expense was $0.4 million in 2003 and $0.2 million in 2004. Depreciation expense increased from $4.4 million for 2003 to $5.6 million for 2004. This increase was primarily attributable to internally developed software placed into service in 2003 and 2004 and additions of leasehold improvements and assets acquired in connection with the consolidation of several San Diego, California locations into a new corporate headquarters facility during the second half of 2003.

Other Expense, Net. Interest expense, net, was $2.3 million for 2003 as compared to $8.4 million for 2004, due primarily to interest charges related to borrowings initiated under our credit facility in October 2003 to fund our tender offer and the amortization of deferred financing costs associated with those borrowings. In addition, interest expense was also higher due to the write-off of $0.5 million of deferred financing costs during 2004 related to $24.3 million in voluntary prepayments on our long-term debt.

Income Tax Expense. Income tax expense decreased from $23.9 million for 2003 to $10.6 million for 2004, reflecting effective income tax rates of 38.7% and 37.8% for these periods, respectively. The reduction in the effective income tax rate was primarily attributable to changes in the state tax provision in 2004.

Comparison of Results for the Year Ended December 31, 2003 to the Year Ended December 31, 2002

Revenue. Revenue decreased 8%, from $775.7 million for 2002 to $714.2 million for 2003. This decrease was comparable to the decrease in the number of temporary healthcare professionals on assignment, which decreased 9% from an average of 7,783 for 2002 to an average of 7,113 for 2003. Of the $61.5 million decrease, approximately $72.2 million was attributable to the 9% contraction in our existing brands through a decline in the average number of temporary healthcare professionals on assignment and $12.4 million was attributable to a shift in the mix from payroll to flat rate contracts. These decreases were partially offset by improvements in contract terms in our existing brands, which included increases in bill rates charged to hospital and healthcare facility clients, of approximately $17.8 million. The remainder of the offsetting increase in revenue, $5.4 million, was attributable to the results of HRMC, which we acquired in April 2002.

Cost of Revenue. Cost of revenue decreased 6%, from $586.9 million for 2002 to $552.1 million for 2003. Of the $34.8 million decrease, approximately $39.0 million was attributable to the organic decline of our existing brands, offset by an approximately $4.2 million increase attributable to the operations of Human Resources Management Corporation.

Gross Profit. Gross profit decreased 14%, from $188.8 million for 2002 to $162.2 million for 2003, representing gross margins of 24.3% and 22.7%, respectively. The decrease in the gross margin was primarily attributable to increased compensation, insurance and housing costs as a percentage of revenue.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, excluding non-cash stock-based compensation, decreased 5%, from $97.7 million for 2002 to $92.5 million for 2003. The $5.2 million decrease was primarily attributable to reductions in the allowance for doubtful accounts due to favorable collections, reductions in employee expenses related to the decline in the average number of temporary healthcare professionals on assignment and reductions in professional services. These decreases were partially offset by increased advertising and insurance expenses due to an increase in our professional liability reserve, increased expenses as a result of our acquisition of HRMC and a $1.2 million charge in the fourth quarter of 2003 related to vested stock options purchased in our October 2003 tender offer.

Non-Cash Stock-Based Compensation. We recorded non-cash compensation charges of $0.9 million in each of 2002 and 2003 in connection with our stock option plans to reflect the difference between the fair market value at the measurement date and the exercise prices of previously issued stock options, which are amortized over their respective vesting periods.

Depreciation and Amortization. Amortization expense of $0.4 million was consistent for 2002 and 2003, as there were no significant changes in the carrying values of intangible assets subject to amortization. Depreciation expense increased from $3.5 million for 2002 to $4.4 million for 2003. The increase was primarily attributable to internally developed software placed into service in 2002, amortization of assets acquired under capital leases, and additions of leasehold improvements and assets acquired in connection with the consolidation of several San Diego, California locations into our new corporate headquarters facility during the second half of 2003.

Transaction Costs. Transaction costs of $0.1 million for 2002 represent non-capitalized costs incurred in connection with the acquisition of HRMC.

Other Expense (Income), Net. Interest expense (income), net, was income of $0.3 million for 2002 as compared to expense of $2.3 million for 2003, due primarily to the liquidation of investments held in 2002, interest charges related to the amendment of our revolving credit facility in October 2003, and the amortization of deferred financing costs associated with our debt issuance.

Income Tax Expense. Income tax expense decreased from $34.3 million for 2002 to $23.9 million for 2003, reflecting effective income tax rates of 39.5% and 38.7% for these periods, respectively. The reduction in the effective income tax rate was primarily attributable to changes in the state tax provision.

Liquidity and Capital Resources

Historically, our primary liquidity requirements have been for acquisitions, working capital requirements and debt service under our credit facility. We have funded these requirements through internally generated cash flow and funds borrowed under our credit facility. At March 31, 2005, $92.5 million was outstanding under our credit facility and $23.6 million was available to be borrowed under the revolving credit facility portion of our credit facility. We believe that cash generated from operations and available borrowings under our revolving credit facility will be sufficient to fund our operations for the next 12 months. We expect to be able to finance future acquisitions either with cash provided from operations, borrowings under our revolving credit facility, bank loans, debt or equity offerings, or some combination of the foregoing. The following discussion provides further details of our liquidity and capital resources.

Operating Activities

Historically, our principal working capital need has been for accounts receivable. At March 31, 2005, December 31, 2004 and December 31, 2003, our Days Sales Outstanding, or DSO, was 63 days, 63 days and 68 days, respectively. The decrease in DSO from December 31, 2003 was primarily related to the return to normal client billing and collection processes during 2004 after a temporary delay in client billings associated with the implementation of a new payroll and billing system initiated in November 2003 and the resulting improvement of these processes due to the upgraded system. Our principal sources of cash to fund our working capital needs are cash generated from operating activities and borrowings under our revolving credit facility. Net cash provided by operations increased $11.2 million from $5.7 million in the three months ended March 31, 2004 to $16.9 million in the three months ended March 31, 2005. This increase in net cash provided by operations was primarily related to an increase in accrued compensation due to the timing of pay dates for both our temporary healthcare professionals and corporate employees. Net cash provided by operations decreased $26.1 million from $65.1 million in 2003 to $39.0 million in 2004. This decrease in net cash provided by operations was primarily related to the decrease in net income compared to the prior year, offset by the collection of accounts receivable and the reduction in DSO.

Investing Activities

We continue to have relatively low capital investment requirements. Capital expenditures were $0.8 million, $5.1 million, $13.0 million and $4.3 million during the quarter ended March 31, 2005 and the years ended December 31, 2004, 2003 and 2002, respectively. In the first quarter of 2005, our primary capital expenditures were $0.6 million for purchased and internally developed software and $0.2 million for computers, furniture and equipment, leasehold improvements and other expenditures. In 2004, our capital expenditures were $4.3 million for purchased and internally developed software and $0.8 million for computers, furniture and equipment, leasehold improvements and other expenditures. The higher level of capital expenditures in 2003 was primarily related to leasehold improvements for our new corporate headquarters. We expect our future capital expenditure requirements to be similar to 2004, in relation to revenue.

Our business acquisition expenditures were $9.5 million in 2002 and $0 in 2003, 2004 and the first quarter of 2005. In April 2002, we completed the acquisition of HRMC. This acquisition was financed with cash provided by operations.

Financing Activities

In November 2002, our board of directors approved a stock repurchase program authorizing a repurchase of up to $100 million of our common stock on the open market from time to time through December 2003. Stock repurchases were subject to prevailing market conditions and other considerations, including limitations under applicable securities laws. Under the terms of the repurchase program, during 2002 and 2003 we repurchased 5,154,200 shares at an average purchase price of $14.29 per share, or an aggregate of $73.7 million. We do not currently have any authorized stock repurchase programs.

In October 2003, we completed a tender offer to purchase approximately 10 million shares of our common stock and certain employee stock options for aggregate consideration of approximately $180 million. To fund the tender offer, we amended our credit facility. The amended credit facility provides for, among other things, a $75 million secured revolving credit facility, letter of credit sub-facility and swing-line loan sub-facility and a $130 million secured term loan facility maturing in October 2008. Our amended and restated credit agreement stipulates a minimum fixed charge coverage ratio, a maximum leverage ratio and other customary covenants.

In July 2004, we amended our credit facility to provide for increased flexibility under our financial covenants, an increase in the amount available under our letter of credit sub-facility and a 25 basis point increase in the interest rate margin in the event of a downgrade in our credit rating. Based on our outstanding indebtedness at March 31, 2005, a downgrade in our credit rating and the resulting revised pricing would increase our interest expense by $0.2 million on an annualized basis. Since the amendment of our credit facility in July 2004, we have not had a downgrade in our credit rating. In March 2005, we again amended our credit facility to provide for increased flexibility under our financial covenants.

The revolving credit facility carries an unused fee of 0.5% per annum, and there are no mandatory reductions in the revolving commitment under the revolving credit facility. Borrowings under this revolving credit facility bear interest at floating rates based upon either a LIBOR or a prime interest rate option selected by us, plus a spread, to be determined based on our leverage ratio. Amounts available under our revolving credit facility may be used for working capital, acquisitions and general corporate purposes, subject to various limitations.

The five year, $130 million term loan portion of our credit facility is subject to quarterly amortization of principal (in equal installments), with an amount equal to 1.15% of the initial aggregate principal amount of the facility payable quarterly. These quarterly payments began on June 30, 2004 and continue until 2008 with any remaining amounts payable in 2008. Voluntary prepayments of the term loan portion of the credit facility are applied ratably to the remaining quarterly amortization payments. We have paid all required principal installments, including the installment of $1.2 million due March 31, 2005. The mandatory installments were reduced after the initial installment due to $24.3 million of voluntary prepayments made during 2004 and an additional voluntary prepayment of $10.5 million during the three months ended March 31, 2005.

We are required to make additional mandatory prepayments on the term loan within ninety days after the end of each fiscal year, which commenced with the fiscal year ended December 31, 2004. The prepayment required is equal to 50% of our excess cash flow (as defined in the credit agreement), less any voluntary prepayments made during the fiscal year. The mandatory prepayment amount, if any, is applied ratably to the remaining quarterly amortization payments. We believe that the voluntary prepayment made during the three months ended March 31, 2005 will satisfy this additional prepayment requirement for the year ending December 31, 2005.

We are also required to maintain interest rate protection on at least 50% of the term loan portion of our credit facility until January 2006. In October 2003, we entered into three interest rate swap arrangements to minimize our exposure to interest rate fluctuations on $110 million of our outstanding variable rate debt under our credit facility, of which the first arrangement expired in September 2004. As of March 31, 2005, we have two interest rate swap agreements in place to minimize our exposure to interest rate fluctuations on $80 million of our outstanding variable rate debt under our credit facility. The two interest rate swaps have notional amounts of $50,000,000 and $30,000,000, whereby we pay fixed rates of 2.06% and 2.65%, respectively, and receive a floating three-month LIBOR. These two remaining agreements expire in September 2005 and September 2006, respectively, and no initial investments were made to enter into these agreements. At March 31, 2005, December 31, 2004 and December 31, 2003, the interest rate swap agreements had a fair value of $0.9 million, $0.7 million and ($0.2) million, respectively, which is included in other assets and other liabilities, as appropriate, in the accompanying consolidated balance sheets. We have formally documented the hedging relationships and account for these arrangements as cash flow hedges.

As of March 31, 2005, December 31, 2004 and December 31, 2003, our credit facility also served to collateralize certain letters of credit aggregating $7.2 million, $7.2 million and $3.7 million, respectively, issued by us in the normal course of business.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2004 (in thousands):

	Fiscal Year
	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt(1)	$4,863	$4,863	$4,863	$87,134	$—	$—	$101,723
Capital lease obligations(2)	376	376	150	13	—	—	915
Operating lease obligations(3)	8,401	8,719	9,013	8,657	8,653	49,704	93,147

Total Contractual Obligations	$13,640	$13,958	$14,026	$95,804	$8,653	$49,704	$195,785

(1)	Amounts represent contractual principal amounts due (excluding interest).
(2)	Amounts represent contractual amounts due, including interest, with initial or remaining lease terms in excess of one year.
(3)	Amounts represent minimum contractual amounts, with initial or remaining lease terms in excess of one year. We have assumed no escalations in rent or changes in variable expenses other than as stipulated in lease contracts.

Off-Balance Sheet and Other Financing Arrangements

At March 31, 2005, December 31, 2004 and December 31, 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, variable interest or special purpose, which would have been established for the purpose of facilitating off-balance-sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We do not have relationships or transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties other than what is disclosed in Note 10 to our consolidated financial statements incorporated by reference into this prospectus supplement.

Potential Fluctuations in Quarterly Results and Seasonality

Due to the regional and seasonal fluctuations in the hospital patient census and nurse staffing needs of our hospital and healthcare facility clients and due to seasonal preferences for destinations of our temporary healthcare professionals, revenue, earnings and the number of temporary healthcare professionals on assignment are subject to moderate seasonal fluctuations. Many of our hospital and healthcare facility clients are located in areas that experience seasonal fluctuations in population during the winter and summer months. These facilities adjust their staffing levels to accommodate the change in this seasonal demand and many of these facilities utilize temporary healthcare professionals to satisfy these seasonal staffing needs. This historical seasonality of revenue and earnings may vary due to a variety of factors and the results of any one quarter are not necessarily indicative of the results to be expected for any other quarter or for any year.

Inflation

Although inflation has abated during the last several years, the rate of inflation in healthcare related services continues to exceed the rate experienced by the economy as a whole. Our contracts typically provide for an annual increase in the fees paid to us by our clients based on increases in various inflation indices allowing us to pass on inflation costs to our clients.

BUSINESS

General

We are a leading temporary healthcare staffing company and the largest nationwide provider of travel nurse staffing services. We recruit nurses and allied health professionals, our “temporary healthcare professionals,” nationally and internationally and place them on temporary assignments of variable lengths at acute-care hospitals and healthcare facilities throughout the United States. Approximately 93% of our temporary healthcare professionals are nurses, while the remainder are technicians, therapists and technologists. We actively work with a pre-screened pool of prospective temporary healthcare professionals. We had an average of 6,350 temporary healthcare professionals on assignment during the first quarter of 2005.

Our services are marketed to two distinct customer bases: (1) temporary healthcare professionals and (2) hospital and healthcare facility clients. We use a multi-brand recruiting strategy to enhance our ability to successfully attract temporary healthcare professionals in the United States and internationally. Our separate recruitment brands are American Mobile Healthcare, Medical Express, NursesRx, Preferred Healthcare Staffing, Thera Tech Staffing and O’Grady-Peyton International. Each brand has distinct geographic market strengths and brand reputation. Nurses and allied healthcare professionals join us for a variety of reasons that include: seeking flexible work opportunities, traveling to different areas of the country, building their clinical skills and resume by working at prestigious healthcare facilities and escaping the demands and political environment of working as a permanent staff nurse. Our large number of hospital and healthcare facility clients provides us with the opportunity to offer traveling positions in all 50 states and in a variety of work environments. In addition, we provide our temporary healthcare professionals with an attractive benefits package, including free or subsidized housing, travel reimbursement, professional development opportunities, a 401(k) plan and health insurance. We believe that we attract temporary healthcare professionals due to our long-standing reputation for providing a high level of service, our numerous job opportunities, our compensation and benefits packages, our innovative marketing programs and word-of-mouth referrals from our thousands of current and former temporary healthcare professionals.

We generally market our services to hospitals and healthcare facilities under our corporate brand, AMN Healthcare, as a single staffing provider with access to temporary healthcare professionals from several recruitment brands. As of March 31, 2005, we had contracts with over 6,000 hospital and healthcare facility clients. During 2004, at any given time, we had temporary healthcare professionals on assignment at approximately 1,000 different healthcare facility clients. Over 95% of our temporary healthcare professional assignments are at acute-care hospitals. Our clients include hospitals and healthcare systems such as Georgetown University Hospital, HCA, NYU Medical Center, Stanford Health Care, UCLA Medical Center and The University of Chicago Hospitals. We also provide services to sub-acute healthcare facilities, dialysis centers, clinics and schools. Our hospital and healthcare facility clients utilize our services to cost-effectively manage shortages in their staff due to a variety of circumstances, such as the Family Medical Leave Act, new unit openings, seasonal patient census variations and other short and long-term staffing needs. In addition to providing continuity of care and quality patient care, we believe hospitals and healthcare facilities contract with us due to the high quality of our temporary healthcare professionals, our ability to meet their specific staffing needs, our flexible staffing assignment lengths, our reliable and deep infrastructure, our superior customer service and our ability to offer a large national network of temporary healthcare professionals.

We believe that we have organized our operating model to deliver consistent, high-quality sales and service efforts to our two distinct client bases. Processes within our operating model have been developed and are in place with the intent to maximize the quantity and quality of assignment requests, or “orders,” from our hospital and healthcare facility clients and increase the expediency and probability of successfully placing our temporary healthcare professionals. The consistent quality of the benefit and support services which we provide to our temporary healthcare professionals is also critical to our success, since the majority of our temporary healthcare professionals stay with us for multiple assignments.

Industry Overview

In 2004, total healthcare expenditures in the United States were estimated at $1.8 trillion, representing approximately 15.5% of the U.S. gross domestic product, and grew approximately 7% over 2003 according to the Centers for Medicare & Medicaid Services. Over the next decade, an aging U.S. population and advances in medical technology are expected to drive increases in hospital patient populations and the consumption of healthcare services. As a result, total healthcare expenditures are projected to increase to approximately $3.3 trillion by 2013.

The temporary healthcare staffing industry accounted for approximately $9.8 billion in revenue in 2004 according to estimates by the Staffing Industry Report. Approximately 65% of the temporary healthcare staffing industry is comprised of nurse staffing and the balance is comprised of allied health, physicians and other healthcare professional staffing. From 1996 through 2000, the temporary healthcare staffing industry grew at a compound annual growth rate of 13%, and this growth accelerated to a compound annual growth rate of approximately 21% from 2000 to 2002. During 2003, the demand for temporary healthcare professionals declined due to a number of factors. In particular, we believe hospitals increased their nurse recruitment efforts, stretched the productivity of permanent staff and maximized cost control efforts to reduce outsourced staffing solutions. In addition, we believe permanent staff at hospital and healthcare facility clients, influenced by economic conditions during 2003, were more likely to work overtime and less likely to leave their positions, creating fewer vacancies and fewer opportunities to recruit and place temporary healthcare professionals. The number of temporary healthcare professionals on assignment with us decreased from an average of 7,783 in 2002 to an average of 6,225 in 2004. Primarily as a result of this decline, our revenue and net income also decreased.

The temporary healthcare staffing industry is expected to resume growth in 2005, generating approximately $10.2 billion in revenue, as projected by the Staffing Industry Report. Demand for our services stabilized from April 2003 through late 2003, and has increased each quarter from the fourth quarter of 2003 through the first quarter of 2005. We believe that this improvement in demand has been caused by a number of factors, including an increase in hospital admissions, legislation impacting healthcare staffing such as the California nurse-to-patient staffing ratios that went into effect in January 2004, signs of an improving economy and our increased focus on our hospital and healthcare facility clients. We are uncertain whether the increased demand for our services will generate future growth in the average number of our temporary healthcare professionals on assignment. While this rise in demand is positive and creates opportunities for growth, increases in the supply of new temporary healthcare professional candidates has not grown at the same pace as demand. However, during the fourth quarter of 2004 and the first quarter of 2005, we began to see the increased demand for our services translate into small growth in the average number of temporary healthcare professionals on assignment.

We primarily draw our supply of temporary healthcare professionals from national recruitment efforts through our targeted multi-brand recruitment strategy. We believe that sustained growth in hospital and healthcare facility orders will generate increasing interest and new recruiting opportunities in travel nursing. Recently, international supply channels have represented a small but growing supply source; however, our ability to recruit healthcare professionals through these foreign supply channels may be impacted by government legislation limiting the number of permanent immigrant visas that can be issued.

Demand and Supply Drivers for Temporary Healthcare Professionals

Demand Drivers

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Demographics and Advances in Medicine and Technology. As the U.S. population ages and as advances in medicine result in longer life expectancy, it is likely that chronic illnesses and hospital populations will continue to increase. We believe that these factors will increase the demand for both temporary and permanent nurses, as well as for allied health professionals. In addition, advances in healthcare technology have increased the demand for specialty nurses who are qualified to operate advanced medical equipment or perform complex medical procedures.

•	Nursing Shortage. Most regions of the United States are experiencing a pronounced shortage of registered nurses. In 2003, the U.S. Department of Health and Human Services projected that up to 139,000 position vacancies would exist in 2004 for registered nurses, representing a shortage of approximately 7%. The U.S. Department of Health and Human Services has also reported that the registered nurse workforce is expected to be 29% below projected requirements by 2020. Faced with an increasing demand for shrinking supply of nurses, hospitals are utilizing more temporary nurses to meet staffing requirements. Factors contributing to the current and projected declining supply of nurses include:

–	Nurses Leaving Patient Care Environments for Less Stressful and More Flexible Careers. Career opportunities for nurses have expanded beyond the traditional bedside role. Pharmaceutical companies, insurance companies, HMOs and hospital service and supply companies increasingly offer nurses attractive positions which involve less demanding work schedules and physical requirements.

–	Changes in Nurse Population. The average age of a registered nurse was estimated to be 45.2 years old in 2000, an increase of 8.4% since 1988. By 2010, 40% of the nurse population is expected to be older than 50, as compared to 29% of nurses that were older than 50 in 2000. Although the number of first-time nursing school graduates who sat for the NCLEX examination has increased by 13% in both 2003 and 2004, we believe that the number of nurses taking the NCLEX examination is still well below the number of nurses needed in order to eliminate the projected long-term nursing shortage. It has been estimated that nursing school enrollments would need to increase by 40% annually to replace the nurses expected to leave the workforce through retirement.

•	Shift to Flexible Staffing Models. Nurse wages comprise the largest percentage of hospitals’ labor expenses. Cost containment initiatives and a renewed focus on cost-effective healthcare service delivery continue to lead many hospitals and other healthcare facilities to adopt flexible staffing models that include utilization of temporary healthcare professionals, such as traveling nurses.

•	Seasonality. Hospitals in regions that experience significant seasonal fluctuations in population, such as Florida or Arizona during the winter months, must be able to efficiently adjust their staffing levels to accommodate the change in patient census. Many of these hospitals utilize temporary professionals to satisfy these seasonal staffing needs.

•	State Legislation Requiring Healthcare Facilities to Utilize More Nurses. In response to concerns by nursing and consumer organizations over the quality of care provided in healthcare facilities and the increased workloads and pressures placed upon nurses, legislation has been introduced at both the federal and state level that is expected to increase the demand for nurses by requiring minimum nurse-to-patient ratios. Specifically, effective from January 2004, California hospitals have been required to staff units at government mandated nurse-to-patient ratios. Illinois, Rhode Island, Missouri, New York and Florida have introduced similar legislation. In addition, New Jersey has enacted legislation requiring healthcare facilities to disclose to their patients their nurse-to-patient staffing ratios.

•	Family and Medical Leave Act. The adoption of the Family and Medical Leave Act in 1993, which mandates 12-week job-protected maternity and dependent care leave, continues to create temporary nursing vacancies at healthcare facilities. Approximately 94% of the registered nurses working at healthcare facilities in the United States are women.

Supply Drivers

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Motivating Factors for a Healthcare Professional to Work on a Travel Assignment. Traveling allows healthcare professionals to work in different parts of the United States, vary their lifestyle, work at prestigious hospitals nationwide, learn new skills, build their resumes and avoid unwanted workplace politics that may accompany a permanent position. Other benefits to temporary healthcare professionals include free or subsidized housing, professional development opportunities, competitive wages, health and professional liability insurance and completion bonuses for some assignments. All of these opportunities have been constant supply drivers, attracting a growing number of new healthcare professionals into traveling.

•	Word-of-Mouth Referrals. Current or former temporary healthcare professionals often refer new applicants to travel staffing companies. Growth in the number of healthcare professionals that have traveled, as well as the increased number of hospital and healthcare facilities that utilize temporary healthcare professionals, creates more referral opportunities.

•	Nurses Choosing Traveling Due to the Nursing Shortage and Economic Stability. During times of nursing shortages and economic stability or growth, nurses with permanent jobs generally feel more secure about their employment prospects. They have a higher degree of confidence that they can leave their permanent position to take a travel assignment and have the ability to return to a permanent position in the future. Additionally, during a nursing shortage, permanent staff nurses are often required to assume greater responsibility and patient loads, work overtime and deal with increased pressures within the hospital. Many experienced nurses consequently choose to leave their permanent employer and look for a more flexible and rewarding position.

•	Legislation Allowing Nurses to Become More Mobile. The Mutual Recognition Compact Legislation, promoted by the National Council of State Boards of Nursing, allows nurses to work more freely within states participating in the Compact Legislation without obtaining new state licenses. The recognition legislation began in 1999 and has been passed in 18 states as of April 2005.

Growth Strategy

Our goal is to enhance our leadership position within the temporary healthcare staffing sector in the United States. The key components of our growth strategy include:

•	Strengthening and Expanding Our Supply of Nurses and Allied Health Professionals. We utilize our extensive marketing and recruitment programs to attract nurses and allied health professionals on a domestic and international basis. Our multi-brand recruiting strategy, word-of-mouth referrals from our current and former temporary healthcare professionals and internet sources play an important role in recruiting and placing potential candidates. We have also conducted several research initiatives to assist us in segmenting the population of temporary healthcare professionals and developed targeted advertising campaigns directed at these different segments. Finally, we focus on retaining existing professionals, primarily by offering numerous assignments nationwide, attractive compensation and benefits packages and superior customer service.

•	Strengthening and Expanding Our Relationships with Hospitals and Healthcare Facilities. We continue to strengthen and expand our existing relationships with our hospital and healthcare facility clients, and to develop new customer relationships. Hospitals and healthcare facilities are seeking a partner that can efficiently fulfill their critical staffing needs today and help them develop the most cost-effective strategies for the future. In addition, over the last two years, hospitals and healthcare facilities have shown an interest in working with a limited number of vendors to increase efficiency. We believe that our size and proven ability to fill our clients’ staffing needs provide us with the opportunity to serve our client facilities that implement this vendor consolidation strategy. To establish deeper and more collaborative partnerships, we have expanded our client services and account management team over the last two years. This expansion allows us to better understand and serve the needs of our hospital and healthcare facility clients. Furthermore, because we possess one of the largest national networks of temporary nurse and allied health professionals, we are well positioned to offer our hospital and healthcare facility clients effective solutions to meet their staffing needs.

•	Expanding Service Offerings Through New Staffing Solutions. We strive to be the leading provider of innovative, differentiated healthcare staffing solutions to our customers and continually assess our service offerings to ensure that we meet the constantly changing needs of our hospital and healthcare facility clients. For example, we recently introduced a new program that provides 12 month assignments to our hospital and healthcare facility clients. We believe this new service offering provides an additional staffing solution between the traditional 13 week travel assignment and our 18 month international travel assignment.

•	Leveraging Our Business Model and Large Hospital and Healthcare Facility Client Base to Increase Productivity. We seek to increase our productivity through our proven multi-brand recruiting strategy, large network of temporary healthcare professionals, established hospital and healthcare facility client relationships, proprietary information systems, innovative marketing and recruitment programs, training programs and centralized administrative support systems. Our multi-brand recruiting strategy allows a recruiter in any of our brands to take advantage of all of our nationwide placement opportunities. In addition, our information systems and operational support and customer service personnel permit our recruiters to spend more time focused on temporary healthcare professionals’ needs and placing them on appropriate assignments in hospitals or healthcare facilities.

•	Innovative Technology. We employ proprietary technology systems throughout our recruitment and operating models. Our innovative and unique internet recruitment strategy allows us to reach healthcare professionals worldwide and is a valuable source of nurse supply. We also provide online tools to our hospital and healthcare facility clients to help them streamline their communications and process flow for securing staffing services. We recently introduced our Staffing Service Center, an online resource and tool to help our clients manage outsourced staffing more efficiently.

•	Building the Strongest Management Team to Optimize Our Business Model. We have a strong and experienced senior management team with substantial healthcare staffing industry expertise. Our senior management team operates as a cohesive, complimentary group and has extensive operating knowledge of the industry in which we operate. We have increased our focus on training and professional development for all levels of management and have hired several additional experienced management members.

•	Pursuing Strategic Acquisition Opportunities. In order to expand our service offerings, broaden our market presence and enhance our competitive position, we continually evaluate strategic acquisition opportunities. Our goal is to acquire complementary healthcare staffing businesses that are synergistic with our client base, and provide opportunities to leverage our back office infrastructure to achieve increased operating efficiencies and financial results.

Business Overview

Services Provided

Hospitals and healthcare facilities generally obtain supplemental staffing from two external sources, local temporary (per diem) agencies and national travel healthcare staffing companies. Per diem staffing, which has historically comprised the majority of the temporary healthcare staffing industry, involves the placement of locally based healthcare professionals on daily (per diem) shift work, on an as needed basis. Hospitals and healthcare facilities often give only a few hours notice of their per diem assignments, and require a quick turnaround from their staffing agencies, generally less than 24 hours. Travel staffing, on the other hand, provides healthcare facilities with staffing solutions to address anticipated staffing requirements, typically for 8, 13 or 26 weeks. In contrast to per diem agencies, travel staffing companies select from a national (and in some cases international) skilled labor pool and provide pre-screened candidates to their hospital and healthcare facility clients, often at a lower cost. We focus on the travel segment of the temporary healthcare staffing industry, and provide both nurse and allied health temporary healthcare professionals to our hospital and healthcare facility clients.

Nurses. We provide medical nurses, surgical nurses, specialty nurses, licensed practical or vocational nurses and advanced practice nurses in a wide range of specialties for travel assignments throughout the United States. We place our qualified nurse professionals with premier, nationally recognized hospitals and hospital systems. The majority of our assignments are in acute-care hospitals, including teaching institutions, trauma centers and community hospitals. Nurses comprise approximately 93% of the total temporary healthcare professionals currently working for us. We typically place the majority of our nurses on 13-week assignments. We also offer longer term staffing solutions, typically of 12 and 18 months, with our 18 month assignments staffed with our international nurses that we recruit primarily from English speaking countries.

Allied Health Professionals. We also provide allied health professionals to acute-care hospitals and other healthcare facilities such as skilled nursing facilities, rehabilitation clinics and schools. Allied health professionals include surgical technologists, respiratory therapists, medical and radiology technologists, dialysis technicians, speech pathologists and rehabilitation assistants. Allied health professionals comprise approximately 7% of the total temporary healthcare professionals currently working for us.

Multi-Brand Recruiting

We recruit temporary healthcare professionals in the United States and internationally under each of our separate recruitment brand names: American Mobile Healthcare, Medical Express, NursesRx, Preferred Healthcare Staffing, Thera Tech Staffing and O’Grady-Peyton International. While all of our brands have the capability to place temporary healthcare professionals on assignments using the same placement opportunities, we enhance our recruitment opportunities through our multiple brand strategy, as each has distinct geographic market strengths and brand reputation.

It is common for temporary healthcare professionals to register with more than one brand in order to utilize more than one recruiter. Our multi-brand recruiting strategy provides us with a competitive advantage, as potential temporary healthcare professionals are able to work with more than one of our brand recruiters. Accordingly, we believe that our probability of successfully placing the temporary healthcare professional on assignment is enhanced.

We employ a focused marketing strategy for our hospital and healthcare facility clients and market and administer the majority of our services under the single corporate brand of AMN Healthcare. This combination of strategies provides our hospital and healthcare facility clients with the advantage of managing generally one contract with us, while receiving the benefit of several nationally known brands that recruit temporary healthcare professionals for their open positions.

The following diagram depicts our single staffing provider and multi-brand recruiting model:

National Presence and Diversified Hospital and Healthcare Facility Client Base

We offer our temporary healthcare professionals nationwide placement opportunities and provide temporary staffing solutions to our hospital and healthcare facility clients that are located throughout the United States. We typically have open temporary healthcare professional requests, or “orders,” in all 50 states. The largest percentages of these open orders are concentrated in Arizona, California, Florida, New York and Ohio.

The number of our hospital and healthcare facility clients with which we contract has grown from approximately 600 in 1993 to over 6,000 at the end of 2004. During 2004, at any given time, we had temporary healthcare professionals on assignment at approximately 1,000 different healthcare facility clients. Over 95% of our temporary healthcare professional assignments are at acute-care hospitals. In addition to acute-care hospitals, we also provide services to sub-acute healthcare facilities, dialysis centers, clinics and schools. Our clients include hospitals and healthcare systems such as Georgetown University Hospital, HCA, NYU Medical Center, Stanford Health Care, UCLA Medical Center and The University of Chicago Hospitals. As of December 31, 2004, no single client, including affiliated groups, comprised more than 10% of our temporary healthcare professionals on assignment and no single client facility comprised more than 3% of our temporary healthcare professionals on assignment.

Our Business Model

We have developed and continually refined our business model to achieve greater levels of productivity and efficiency. Our model is designed to optimize the communication with, and service to, both our temporary healthcare professionals and our hospital and healthcare facility clients.

The following diagram illustrates the elements of our business model:

Marketing and Recruitment of New Temporary Healthcare Professionals

We believe that nursing and allied health professionals are attracted to us because of our customer service and relationship-oriented approach, our competitive compensation and benefits package, and our large and diverse offering of work assignments that provide the opportunity to travel to numerous attractive locations throughout the United States.

We believe that our multi-brand recruiting strategy makes us more effective at reaching a larger number of temporary healthcare professionals. Because it is common for these healthcare professionals to register with more than one brand in the industry, we believe that by offering several distinct brands we increase our ability to recruit temporary healthcare professionals. Each brand has its own distinct identity to prospective temporary healthcare professionals, allowing us to segment the nursing population. We have conducted research to identify and categorize our temporary healthcare professionals into several categories, which allows us to market to specific nurses that meet the specific needs of our hospital clients. We market each brand through a combination of websites, journal advertising, conferences and conventions, direct mail, printed marketing material and through personal word-of-mouth referrals from current and former temporary healthcare professionals. We also operate NurseZone.com and RN.com, two leading nurse community websites. NurseZone.com caters to the professional and personal lives of nurses, offering nursing news and updates, links to other Internet sites, discounted products and services, continuing education courses and career opportunities sponsored by our recruitment brands, including an online temporary healthcare professional application process. RN.com offers online education opportunities for nurses, other online nurse related services and an online temporary healthcare professional application process. In addition, we operate a variety of other websites, including Travelnursing.com and Nursingjobs.com. Our leading recruitment brands are featured on each website, and each website includes an easy and efficient online application process where temporary healthcare professionals can complete one application online and have it sent to each of the brands of their choice.

Screening and Quality Management

Through our quality management department, we screen all candidates prior to placement, and we continue to evaluate our temporary healthcare professionals after they are placed to ensure adequate performance and to manage risk, as well as to determine feasibility for future placements. Our internal processes are designed to ensure that our temporary healthcare professionals have the appropriate experience, credentials and skills for the assignments that they accept. Our experience has shown us that well-matched placements result in satisfied temporary healthcare professionals and healthcare facility clients. Our screening and quality management process includes three principal stages:

Initial screening. Each new temporary healthcare professional candidate who submits an application with us must meet certain criteria, including appropriate prior work experience and proper educational and licensing credentials. We independently verify each applicant’s work history and references to reasonably ensure that our hospital and healthcare facility clients may depend on our temporary healthcare professionals for clinical competency and personal reliability. Our proprietary clinical skills checklists, developed for each healthcare specialty area, are used by our hospital and healthcare facility clients’ hiring managers as a basis for evaluating candidates and conducting interviews, and for facilitating the selection of a temporary healthcare professional who can meet the hospital or healthcare facility client’s specific needs.

Assignment specific screening. Once an assignment is accepted by a temporary healthcare professional, our quality management department tracks the necessary documentation and license verification required for the temporary healthcare professional to meet the requirements set forth by us, the hospital or healthcare facility and, when required, the applicable state board of health or nursing. Additionally, where state and federal laws apply with regard to the employment of healthcare workers, we have in place the necessary procedures to ensure compliance with material requirements. These requirements may include obtaining copies of specific health records, drug screening, criminal background checks and certain certifications or continuing education courses.

Ongoing evaluation. We continually evaluate our temporary healthcare professionals’ performance through a verbal and written evaluation process. We receive these evaluations directly from our hospital and healthcare facility clients, and use the feedback to determine appropriate future assignments for each temporary healthcare professional.

Sales, Marketing and Account Management

We generally market our services to hospitals and healthcare facilities under one corporate brand name, AMN Healthcare, a single staffing provider with several recruitment sources of temporary healthcare professionals: American Mobile Healthcare, Medical Express, NursesRx, Preferred Healthcare Staffing, Thera Tech Staffing and O’Grady-Peyton International. Furthermore, we utilize a team approach to servicing our hospital and healthcare facility clients. This team includes:

Regional Client Service Director. Our team of regional client service directors markets our services to prospective hospital and healthcare facility clients, and supervises ongoing contract management and business development of existing clients in each of their territories.

Hospital Account Manager. Once our regional client service directors obtain hospital and healthcare facility contracts, our hospital account managers are responsible for soliciting and receiving orders from these clients and working with our recruiters to fill those orders with qualified temporary healthcare professionals. An “order” is a request from a client hospital or healthcare facility for a temporary healthcare professional to fill an assignment. Depending upon their size and specific needs, one hospital or healthcare facility client may have from one to over 50 open orders at one time.

Because hospitals often list their orders with multiple service providers, open orders may also be listed with our competitors. An order will generally be filled by the company that provides a suitable candidate first, highlighting the need for a large network of temporary healthcare professionals and integrated operating and information systems to quickly and effectively match hospital and healthcare facility client needs with appropriate temporary healthcare professionals.

Quality Management. Our quality management team ensures our temporary healthcare professionals are compliant with all contract quality requirements prior to starting an assignment.

Clinical Liaison. We act as a liaison with our hospital and healthcare facility clients and our temporary healthcare professionals on clinical issues. We continually evaluate our temporary healthcare professionals’ performance through a multi-stage verbal and written evaluation process.

Placement

Orders are entered into our information network and are available to the recruiters at all of our recruitment brands. Our recruiters electronically provide our hospital account managers with the personnel profiles of the temporary healthcare professionals who have expressed an interest in a particular assignment. The hospital account manager follows up to arrange a telephone interview between the temporary healthcare professional and the hospital, and confirms offers and placements with the hospital or healthcare facility.

Our recruiters seek to develop and maintain strong and lasting relationships with our temporary healthcare professionals. Each recruiter manages a group of pre-screened temporary healthcare professionals and works to understand the unique needs and desires of each healthcare professional. The recruiter will present open order assignments to a temporary healthcare professional, request that the personnel profile be submitted for placement consideration, arrange a telephone interview with assistance from the hospital account managers, make any special requests for housing and generally facilitate each placement.

In the case of our international temporary healthcare professionals, the recruiters and placement coordinators at our O’Grady-Peyton International brand, including those located in the United Kingdom, Australia and South Africa, assist candidates in preparing for the United States nursing examination and subsequently obtaining a U.S. nursing license. These recruiters and other staff also assist our international temporary healthcare professionals to obtain petitions to become lawful permanent residents prior to their arrival in the United States.

Throughout the typical 13-week assignment, the recruiters will work with the temporary healthcare professionals to review their progress and to determine whether the professionals would like to extend the length of the current assignment, or move to a new hospital or healthcare facility at the end of the assignment term. Our international temporary healthcare professionals are typically placed on longer-term, 18-month assignments as a result of our substantial investment in bringing them to work in the United States. Near completion of the 18-month assignment, our recruiters will work with these temporary healthcare professionals to explore their options for new assignments, including our more traditional 13-week arrangements.

We share orders among our various brands to increase placement opportunities for our temporary healthcare professionals. Our growth in placement volume has been driven by enabling our recruiters at all of our brands to offer more open assignment orders to their temporary healthcare professionals.

Housing

We offer substantially all of our temporary healthcare professionals free or subsidized housing while on assignment. Our housing department is centralized and managed from our San Diego, California corporate headquarters and an internally developed software system is used to manage rental properties, furniture vendors and other housing services. Our housing department facilitates the leasing of all apartments and furniture, manages utilities and arranges all housing and roommate assignments for the thousands of temporary healthcare professionals that we place each year. We generally offer our temporary healthcare professionals a free two-bedroom apartment to share with another temporary healthcare professional. If a temporary healthcare professional desires to have a private, one-bedroom apartment, they may pay a housing fee to us to cover the incremental costs. If a temporary healthcare professional chooses not to accept housing provided by us, they receive a monthly housing stipend in lieu of an apartment. Generally, our international temporary healthcare professionals are provided with increased travel reimbursements and assistance with immigration costs in lieu of free or subsidized housing. We currently lease over 3,100 apartments nationwide with a monthly housing expense of over $4.6 million.

Housing expenses are typically included in the hourly or weekly fees that we charge to our hospital and healthcare facility clients. Based on the contracted billing rate and gross profit for each hospital or healthcare facility client, we estimate a budget for our housing coordinators to utilize when locating apartments for each assignment. We carefully monitor performance of actual housing costs incurred to the housing costs budgeted for each placement. If housing costs rise in a particular city or region, information is shared with client services to ensure that these increased costs are considered in the negotiation of bill rates. We also negotiate contracts with national property management and furniture rental companies to leverage our size and obtain more favorable pricing and terms.

Temporary Healthcare Professional Payroll

During 2004, approximately 94% of our working temporary healthcare professionals were on our payroll, while approximately 6% were paid directly by the hospital or healthcare facility client. Providing payroll services is a value-added and convenient service that hospitals and healthcare facilities increasingly expect from their supplemental staffing sources. To provide convenience and flexibility to our hospital and healthcare facility clients, we accommodate several different payroll cycles and allow the client to choose the cycle that most closely matches that of their permanent staff. This enables our hospital and healthcare facility clients to integrate management of temporary healthcare professional scheduling and overtime with their permanent staff.

Consistent accuracy and timeliness of making payroll payments is essential to the retention of our temporary healthcare professionals. Our internal payroll service group currently receives and processes time sheets for approximately 6,000 temporary healthcare professionals. Payroll is typically processed within 72 hours after the completion of each pay period, heightening the importance of having adequately trained and skilled payroll personnel and appropriate operating and information systems. We process payroll in-house with our recently upgraded payroll and billing system, and outsource the printing, tax deposit and reporting functions to a national payroll processing service. This system provides a platform that will enable us to add enhanced features to better service our healthcare professionals in the future.

Our payroll service group offers our temporary healthcare professionals several service benefits, including multi-account direct deposit, automatic 401(k) deductions, dependent care and flexible spending account deductions, health insurance dependent premium deductions and housing co-pay deductions when the temporary healthcare professional chooses to upgrade their housing accommodation.

Temporary Healthcare Professional Benefits

In our effort to attract and retain highly qualified traveling professionals, we offer a variety of benefits to our temporary healthcare professionals. These benefits include:

•	Travel Reimbursement. Temporary healthcare professionals receive travel reimbursement for each assignment. Reimbursements typically are calculated on a “per mile” basis with a cap on the total, and are often billed as a separate cost to the hospital or healthcare facility client.

•	Group Medical, Dental and Life Insurance. We provide medical, dental and life insurance.

•	Referral Bonuses. Through our referral bonus program, a temporary healthcare professional is eligible for a bonus if he or she successfully refers a new temporary healthcare professional who works with us.

•	Completion Bonuses. Some of our assignments offer special completion bonuses, which we pay in a lump sum once the temporary healthcare professional has completed his or her assignment. When offered, completion bonuses generally range from $250 to $3,000 for a 13-week assignment and are typically billed as a separate cost to the hospital or healthcare facility client.

•	401(k) Plan and Dependent Care and Medical Reimbursement. We offer immediate enrollment in our 401(k) plan, including matching employer contributions after 1,000 hours of continued service. In addition, we provide pre-tax deductions for employee dependent care expenses and a medical spending account.

•	Individual Professional Liability Insurance. We provide our temporary healthcare professionals with individual professional liability insurance policies.

•	Free Continuing Education. We are a fully accredited provider of continuing education by the American Nurses Credentialing Center. Through our professional development center and RN.com, our temporary healthcare professionals receive free continuing education courses and seminars. In addition, they can obtain the information needed to apply for licensure in the state where they will travel.

Hospital Billing

To accommodate the needs of our hospital clients, we offer two types of billing: payroll contracts and flat rate contracts. During 2004, we billed approximately 94% of working temporary healthcare professionals based on payroll contracts and approximately 6% based on flat rate contracts.

Payroll Contracts. Under a payroll contract, the temporary healthcare professional is our employee for payroll and benefits purposes. Under this arrangement, we bill our hospital and healthcare facility clients at an hourly rate that effectively includes reimbursement for recruitment fees, wages and benefits for the temporary healthcare professional, employer taxes and housing expenses. Overtime, shift differential and holiday hours worked are typically billed at a premium rate. In turn, we pay the temporary healthcare professional’s wages, housing and travel costs and benefits. Providing payroll services is a value-added and convenient service that hospitals and healthcare facilities increasingly expect from their supplemental staffing sources. Providing these payroll services, which is cash flow intensive, also gives us a competitive edge over smaller staffing firms.

Flat Rate Contracts. With flat rate contracts, the temporary healthcare professional is placed on the hospital or healthcare facility client’s payroll. We bill the hospital a “flat” weekly rate that includes reimbursement for recruitment fees, temporary healthcare professional benefits and typically housing expenses.

Information Systems

Our primary management information and communications systems are centralized and controlled in our corporate headquarters and are utilized in each of our staffing offices. Our financial and payroll systems are centralized at our corporate headquarters and our operational reporting is standardized at all of our offices.

During the past several years, we have developed a proprietary information system called American Mobile Information Exchange, or AMIE. AMIE is a Windows-based, interactive system that is an important tool in maximizing our productivity and accommodating our multi-brand recruiting strategy. The system was custom-designed for our business model, including integrated processes for temporary healthcare professional and healthcare facility contract management, matching of temporary healthcare professionals to available assignments, temporary healthcare professional file submissions for placements, quality management tracking, controlling compensation packages and managing healthcare facility contract and billing terms. AMIE provides our staff with fast, detailed information regarding individual temporary healthcare professionals and hospital and healthcare facility clients. AMIE also provides a platform for interacting and transacting with temporary healthcare professionals and hospital and healthcare facility clients via the Internet.

Risk Management

We have developed an integrated risk management program that focuses on loss analysis, education and assessment in an effort to reduce our operational costs and risk exposure. We periodically analyze our losses on professional liability claims and workers’ compensation claims to identify trends. This allows us to focus our resources on those areas that may have the greatest impact on us and adjust our sales and operational approach to these areas. We have also developed educational materials for distribution to our temporary healthcare professionals that are targeted to address specific work-injury risks and documentation of clinical events. In addition, we have compiled a universal safety manual that every temporary healthcare professional receives each year.

In addition to our proactive measures, we engage in a peer review process of any incidents involving our temporary healthcare professionals. Upon notification of a temporary healthcare professional’s involvement in an incident that may result in liability for us, a team of registered nurses reviews the temporary healthcare professional’s actions. Our peer review committee makes a prompt determination regarding whether the temporary healthcare professional will continue the assignment and whether we will place the temporary healthcare professional on future assignments.

Competition

The healthcare staffing industry is highly competitive. We compete in national, regional and local markets with full-service staffing companies, specialized temporary staffing agencies and hospital systems that have developed their own interim staffing pools. We compete with other staffing firms to attract nurses and other healthcare professionals as temporary healthcare professionals and to attract hospital and healthcare facility clients. We compete for temporary healthcare professionals on the basis of customer service and expertise, the quantity, diversity and quality of assignments available, compensation packages, and the benefits that we provide to a temporary healthcare professional while they are on an assignment. We compete for hospital and healthcare facility clients on the basis of the quality of our temporary healthcare professionals, the timely availability of our professionals with requisite skills, the quality, scope and price of our services, our customer service, our recruitment expertise and the geographic reach of our services.

We believe that larger, nationally established firms enjoy distinct competitive advantages over smaller, local and regional competitors in the travel healthcare staffing industry. More established firms have a large pool of available nursing candidates, substantial word-of-mouth referral networks and established brand names, enabling them to attract a consistent flow of new applicants. Larger firms generally have a deeper, more comprehensive infrastructure and can also more easily provide payroll services, which are cash flow intensive.

Some of our larger competitors in the temporary healthcare staffing sector include Cross Country, InteliStaf/StarMed, CompHealth Group/RN Network, Medical Staffing Network and On Assignment.

Regulation

The healthcare industry is subject to extensive and complex federal and state laws and regulations related to professional licensure, conduct of operations, payment for services and payment for referrals. Our business, however, is not directly impacted by or subject to the extensive and complex laws and regulations that generally govern the healthcare industry. The laws and regulations that are applicable to our hospital and healthcare facility clients could indirectly impact our business to a certain extent, but because we provide services on a contract basis and are paid directly by our hospital and healthcare facility clients, we do not have any direct Medicare or managed care reimbursement risk.

Some states require state licensure for businesses that employ or assign healthcare personnel to provide healthcare services at hospitals and other healthcare facilities. We are currently licensed in all twelve states that require such licenses and take measures to ensure compliance with all material state licensure requirements. In addition, the Joint Commission for Accreditation of Healthcare Organizations, or JCAHO, recently instituted a certification program for healthcare staffing agencies. We underwent our JCAHO certification inspection during April 2005 and expect to receive our certification during the second quarter of 2005.

Most of the temporary healthcare professionals that we employ are required to be individually licensed or certified under applicable state laws. We take prudent steps to ensure that our employees possess all necessary licenses and certifications in all material respects.

We recruit some temporary healthcare professionals from Canada for placement in the United States. Canadian healthcare professionals can come to the United States on TN Visas under the North American Free Trade Agreement. TN Visas are renewable, one-year temporary work visas, which generally allow entrance into the United States provided the healthcare professional presents at the border proof of waiting employment in the United States, evidence of the necessary healthcare practice licenses and, in some instances, a visa credentials assessment from the Commission on Graduates of Foreign Nursing Schools.

With respect to our recruitment of international temporary healthcare professionals through our O’Grady-Peyton International brand, we must comply with certain United States immigration law requirements, including the Illegal Immigration Reform and Immigrant Responsibility Act of 1996. We primarily bring temporary healthcare professionals to the United States as immigrants, or lawful permanent residents (commonly referred to as “green card” holders). We screen foreign temporary healthcare professionals and assist them in preparing for the national nursing examination and subsequently obtaining a U.S. nursing license. We file petitions with the United States Citizenship and Immigration Service for a temporary healthcare professional to become a permanent resident of the United States or obtain necessary work visas. Generally, such petitions are accompanied by proof that the temporary healthcare professional has either passed the Commission on Graduates of Foreign Nursing Schools Examination or holds a full and unrestricted state license to practice professional nursing, as well as a contract between us and the temporary healthcare professional demonstrating that there is a bona fide job offer.

Employees

As of March 31, 2005, we had 854 corporate employees. We believe that our employee relations are good. The following chart shows our number of corporate employees by department:

Recruitment	216
Regional Directors and Hospital Account Managers	75
Housing, Quality Management and Traveler Services	240
Accounting and Payroll	123
MIS, Support Services, HR, Marketing and Facilities Staff	167
Corporate and Subsidiary Management	33

Total Corporate Employees	854

During the first quarter of 2005, we had an average of 6,350 temporary healthcare professionals working on assignment.

Properties

We believe that our properties are adequate for our current needs. In addition, we believe that adequate space can be obtained to meet our foreseeable business needs. We currently occupy office space in eleven locations, as identified in the table below:

Location	Square Feet
San Diego, California (corporate headquarters)	175,672
Westminster, Colorado	29,152
Huntersville, North Carolina	25,967
Ft. Lauderdale, Florida	25,408
Savannah, Georgia	5,656
Sydney (Australia)	2,788
London (United Kingdom)	2,691
Birmingham (United Kingdom)	4,334
Cape Town (South Africa)	598
Perth (Australia)	205
Singapore	113

Total	272,584

Legal Proceedings

We are subject to various claims and legal actions in the ordinary course of our business. Some of these matters include professional liability, payroll and employee-related matters and inquiries and investigations by governmental agencies regarding our employment practices. We are not aware of any pending or threatened litigation that we believe is reasonably likely to have a material adverse effect on our results of operations, financial position or liquidity.

Our hospital and healthcare facility clients may also become subject to claims, governmental inquiries and investigations and legal actions to which we may become a party relating to services provided by our professionals. From time to time, and depending upon the particular facts and circumstances, we may be subject to indemnification obligations under our contracts with our hospital and healthcare facility clients relating to these matters. At this time, we are not aware of any such pending or threatened litigation that we believe is reasonably likely to have a material adverse effect on our results of operations, financial position or liquidity.

MANAGEMENT

The following persons are our executive officers and directors as of May 20, 2005:

Name	Age	Position
Steven C. Francis	50	Executive Chairman and Director
Susan R. Nowakowski	40	President, Chief Executive Officer and Director
David C. Dreyer	49	Chief Financial Officer and Chief Accounting Officer
Denise L. Jackson	40	Senior Vice President, General Counsel and Secretary
Robert B. Haas	57	Director
William F. Miller III	55	Director
Andrew M. Stern	56	Director
Douglas D. Wheat	54	Director
Kenneth F. Yontz	60	Director

Steven C. Francis, age 50, co-founded our predecessor, AMN Healthcare, Inc., in 1985. He has been an executive officer and director since 1985 and our Executive Chairman since our annual meeting in May 2005. Mr. Francis also serves as a member of our Executive Committee. Mr. Francis served as our Chief Executive Officer from June 1990 to May 2005 and our President from 1990 to 2003. Prior to 1985, Mr. Francis served in several management positions in the hospitality industry. In addition, he served in the Nevada State Assembly from 1983 to 1987 and was elected as the Majority Leader from 1985 to 1987. Mr. Francis serves as a board member of the San Diego Regional Economic Development Corporation, the San Diego Symphony, the San Diego YMCA, and Father Joe’s Villages, one of the largest private homeless shelter organizations in the United States. Following a recent announcement that the City of San Diego’s mayor will resign, Mr. Francis announced that he is running for mayor. If Mr. Francis is elected mayor, he would resign as Executive Chairman, and Mr. Francis and our Board of Directors would evaluate his ongoing role as a director with us, if any.

Susan R. Nowakowski, age 40, joined us in 1990 and has been a director since September 2003. She has been our President since May 2003 and our Chief Executive Officer since our annual meeting in May 2005. Ms. Nowakowski also served as our Chief Operating Officer from December 2000 through May 2005, our Secretary from October 2001 through May 2003, our Executive Vice President from January 2002 through May 2003 and our Senior Vice President of Business Development from September 1998 to December 2000. Following our acquisition of Medical Express, Inc., she was additionally appointed President of Medical Express, Inc. in April 1999. She also served as our Chief Financial Officer and Vice President of Business Development from 1990 to 1993 and 1993 to 1998, respectively. Prior to joining us, Ms. Nowakowski worked as a financial analyst at a subsidiary of Eli Lilly & Co. and as the finance manager of BioVest Partners, a venture capital firm. Ms. Nowakowski also serves as a director of Playtex Products, Inc.

David C. Dreyer, age 49, joined us in September 2004 as Chief Financial Officer and Chief Accounting Officer. From 1997 to 2004, Mr. Dreyer worked as Chief Financial Officer and Chief Accounting Officer at Sicor, Inc., a manufacturer of complex pharmaceuticals with operations in the United States, Italy, Mexico, Lithuania, China and Switzerland, recently acquired by Teva Pharmaceutical Limited. Prior to Sicor, Mr. Dreyer served in related senior financial positions within the pharmaceutical industry, working for Elan Corporation plc, Athena Neurosciences, and Syntex. He is a Certified Public Accountant in California.

Denise L. Jackson, age 40, joined us in October 2000 and serves as Senior Vice President, General Counsel and Secretary. From 1995 to September 2000, Ms. Jackson worked for The Mills Corporation, a publicly traded real estate investment trust, serving as Vice President and Senior Counsel from 1998 to 2000. She is licensed as an attorney in California, the District of Columbia and Arizona.

Robert B. Haas, age 57, has served as a director since November 1999, except for a brief period from November 3, 2004 through November 16, 2004, and also serves as a member of our Executive Committee. Mr. Haas served as our Chairman of the Board of Directors from November 1999 through May 2005. Mr. Haas has been actively involved in private business investments since 1978, specializing in leveraged buyouts. He has served as Chairman of the Board of Directors and Chief Executive Officer of Haas Wheat & Partners, L.P., a private investment firm specializing in leveraged acquisitions, since 1992. Mr. Haas also serves as a director of Playtex Products, Inc.

William F. Miller III, age 55, has served as a director since November 1999. Mr. Miller also serves as a member of our Audit, Compensation and Stock Plan, and Corporate Governance Committees. Mr. Miller is currently Chairman, Chief Executive Officer and a director of HMS Holdings Corp., a healthcare information technology company. From 1983 to 1999, Mr. Miller served as President and Chief Operating Officer of EmCare Holdings, an emergency medical services company. Prior to joining EmCare, Mr. Miller held financial and management positions in the healthcare industry, including positions as chief executive officer and chief financial officer of various hospitals, and administrator/director of operations of a multi-specialty physician group practice. Mr. Miller also serves as a director of Lincare Holdings, Inc.

Andrew M. Stern, age 56, has served as a director since November 2001. Mr. Stern also serves as a member of our Audit, Compensation and Stock Plan and Corporate Governance Committees. Mr. Stern has served as Chairman of the Board and Chief Executive Officer of Sunwest Communications, Inc., a public relations firm, since 1983. Mr. Stern also serves as a director of Dallas National Bank, the Texas Healthcare Trustees Association and as an advisory director of NeoSpire, Inc. In addition, he serves as the Chairman of Medical City Dallas Hospital.

Douglas D. Wheat, age 54, has served as our presiding director since May 4, 2005 and as a director since November 1999, with the exception of a brief period from November 3, 2004 through November 16, 2004. Mr. Wheat also serves as a member of our Executive and Corporate Governance Committees. Mr. Wheat has served as President of Haas Wheat & Partners, L.P., a private investment firm specializing in leveraged acquisitions, since 1992. He also serves as Chairman and a director of Playtex Products, Inc.

Kenneth F. Yontz, age 60, has served as a director since May 2004. He also serves as Chairman of the Board of Sybron Dental Specialties, Inc., a dental supplies and orthodontic appliances company. He served as Chairman, President and Chief Executive Officer of Sybron International Corporation from October 1987 until December 2000. He also served as Chairman of the Board of Apogent Technologies, Inc., a laboratory and life sciences company until its merger into Fisher Scientific. Mr. Yontz currently serves as a director of Rockwell Automation, Inc.

DESCRIPTION OF CAPITAL STOCK

The description below summarizes the more important terms of our capital stock. We have previously filed with the Commission copies of our certificate of incorporation and by-laws. See “Incorporation of Certain Documents by Reference.” You should refer to those documents for the complete terms of our capital stock.

Our authorized capital stock currently consists of 200,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of May 20, 2005, we had 28,745,797 shares of common stock outstanding. We have no shares of preferred stock outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in our assets legally available for the distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which may be issued in the future.

Preferred Stock

Our preferred stock may be issued from time to time in one or more series. Our board is authorized to fix the dividend rights, dividend rates, any conversion rights or right of exchange, any voting rights, rights and terms of redemption, the redemption price or prices, the payments in the event of liquidation, and any other rights, preferences, privileges, and restrictions of any series of preferred stock and the number of shares constituting such series and their designation. We have no present plans to issue any shares of preferred stock.

Depending upon the rights of such preferred stock, the issuance of preferred stock could have an adverse effect on holders of our common stock by delaying or preventing a change in control, adversely affecting the voting power of the holders of common stock, including the loss of voting control to others, making removal of the present management more difficult, or resulting in restrictions upon the payment of dividends and other distributions to the holders of common stock. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Certain Certificate of Incorporation, By-Laws and Statutory Provisions

The provisions of our certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors’ Liability; Indemnification of Directors and Officers

Our certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases, or stock redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

This provision does not limit or eliminate our rights or those of any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our certificate of incorporation and by-laws provide that we indemnify each director and the officers, employees, and agents determined by our board to the fullest extent provided by the laws of the State of Delaware.

Special Meetings of Stockholders

Our by-laws provide that special meetings of stockholders may be called only by our chairman or executive chairman, the presiding director or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.

Advance Notice Requirements For Stockholder Proposals and Director Nominations

Our by-laws establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics at stockholders’ meetings.

Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or the directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our corporate headquarters not less than 60 days nor more than 130 days prior to the first anniversary of the date on which we mailed our proxy materials for the preceding year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 30 days, from the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be received not earlier than the 130th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 130 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Anti-Takeover Provisions of Delaware Law

In general, Section 203 of the Delaware General Corporation Law prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied. Under our certificate of incorporation, we have opted out of the provisions of Section 203.

Transfer Agent And Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company. Its telephone number is (212) 936-5100.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information as of May 20, 2005 regarding:

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each of the selling stockholders (HWH Capital Partners, L.P., HWP Capital Partners II, L.P., HWH Nightingale Partners, L.P. and HWP Nightingale Partners II, L.P.);

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

The table indicates the percentage of outstanding shares beneficially owned by each of them as of May 20, 2005, based on 28,745,797 shares of common stock outstanding, before and after giving effect to this offering and the number of shares being offered by each of them. The selling stockholders are offering a total of 9,250,000 shares in this offering. The table assumes no exercise of the underwriters’ option to purchase additional shares.

Except as otherwise indicated, each person has sole voting and dispositive power with respect to such shares. Beneficial ownership includes shares for which a person, directly or indirectly, has or shares voting or investment power, or both, and also includes options and warrants which are exercisable within 60 days of May 20, 2005.

	Shares Beneficially Owned Prior to the Offering(1)		Number of Shares Being Offered	Shares Beneficially Owned After the Offering(1)
Name of Beneficial Owner	Shares	%		Shares	%
Robert B. Haas(2)	10,631,303	37.0	—	1,381,303	4.8
HWH Capital Partners, L.P.(3)	4,942,800	17.2	4,300,592	642,208	2.2
HWP Capital Partners II, L.P.(4)	533,603	1.9	464,273	69,330	0.2
HWH Nightingale Partners, L.P.(5)	3,788,880	13.2	3,296,599	492,281	1.7
HWP Nightingale Partners II, L.P.(6)	1,366,020	4.8	1,188,536	177,484	0.6
Eastbourne Capital Management L.L.C.(7)	4,118,653	14.5	—	4,118,653	14.5
Steven C. Francis(8)	3,283,271	11.4	—	3,283,271	11.4
Wasatch Advisors, Inc.(9)	3,196,125	11.3	—	3,196,125	11.3
Susan R. Nowakowski(10)	549,705	1.9	—	549,705	1.9
William F. Miller III(11)	158,000	*	—	158,000	*
Andrew M. Stern(12)	29,860	*	—	29,860	*
Douglas D. Wheat(13)	0	*	—	0	*
Kenneth F. Yontz(14)	95,000	*	—	95,000	*
David C. Dreyer	0	*	—	0	*
Denise L. Jackson(15)	82,275	*	—	82,275	*
All directors, director nominees and executive officers as a group(16)	14,829,414	51.6	—	5,579,414	19.4

*	Less than 1%
(1)	Determined in accordance with Rule 13d-3 under the Exchange Act.
(2)	Represents shares held by the following:
•	4,942,800 shares held by HWH Capital Partners, L.P.
•	533,603 shares held by HWP Capital Partners II, L.P.
•	3,788,880 shares held by HWH Nightingale Partners, L.P.
•	1,366,020 shares held by HWP Nightingale Partners II, L.P.

The ultimate general partner of each of these limited partnerships is either a limited liability company or a corporation, in each case controlled by Mr. Haas. By virtue of his control over each such limited liability company and corporation, Mr. Haas has sole voting and dispositive power over these 10,631,303 shares. The address of each of the limited partnerships listed above is c/o Haas Wheat & Partners, L.P., 300 Crescent Court, Suite 1700, Dallas, Texas 75201.
(3)	If the underwriters exercise their option, the maximum number of shares that would be sold by this stockholder would be 4,942,800 and this stockholder would beneficially own none of our common stock after this offering.
(4)	If the underwriters exercise their option, the maximum number of shares that would be sold by this stockholder would be 533,603 and this stockholder would beneficially own none of our common stock after this offering.
(5)	If the underwriters exercise their option, the maximum number of shares that would be sold by this stockholder would be 3,788,880 and this stockholder would beneficially own none of our common stock after this offering.
(6)	If the underwriters exercise their option, the maximum number of shares that would be sold by this stockholder would be 1,366,020 and this stockholder would beneficially own none of our common stock after this offering.
(7)	Eastbourne Capital Management L.L.C.’s address is 1101 Fifth Avenue, Suite 160, San Rafael, CA 94901.
(8)	Includes 214,422 shares owned by the Francis Family Trust dated May 24, 1996, as amended. Mr. Francis and his wife Gayle Francis are each Trustees of such trust. As a result, he has investment power over these shares and is therefore deemed to have beneficial ownership of these shares. Includes options for 3,066,449 shares of our common stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days of May 20, 2005.
(9)	Wasatch Advisors, Inc.’s address is 150 Social Hall Avenue, Salt Lake City, UT 84111.
(10)	Includes options for 549,405 shares of our common stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days of May 20, 2005.
(11)	Mr. Miller’s address is c/o HMS Holdings Corp. McKinney, Suite 1801, Dallas, Texas 75201. Includes options for 29,360 shares of our common stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days of May 20, 2005.
(12)	Mr. Stern’s address is c/o Sunwest Communications, Inc., 2 Lincoln Center, 5420 LBJ Freeway, Suite 1475, Dallas, Texas 75240. Includes options for 29,360 shares of our common stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days of May 20, 2005.
(13)	Mr. Wheat’s address is c/o Haas Wheat Partners, L.P., 300 Crescent Court, Suite 1700, Dallas, Texas 75201.
(14)	Mr. Yontz’s address is c/o AMN Healthcare Services, Inc., 12400 High Bluff Drive, Suite 100, San Diego, CA, 92130. Includes options for 20,000 shares of our common stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days of May 20, 2005.
(15)	Includes options for 82,275 shares of our common stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days of May 20, 2005.
(16)	Includes options for 3,777,849 shares of our common stock deemed to be beneficially owned by reason of the right to acquire such shares within 60 days of May 20, 2005.

Registration Rights

We have entered into a registration rights agreement with each of the selling stockholders listed in this Principal and Selling Stockholders section (collectively, the “HWP stockholders”), Steven Francis, the Francis Family Trust (together with Steven Francis, the “Francis stockholders”) and a former stockholder. Subject to several exceptions, including our right to defer a demand registration under certain circumstances, the HWP stockholders and the Francis stockholders may require that we register for public resale under the Securities Act all shares of common stock they request be registered at certain times so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of $5 million or more. The HWP stockholders may demand five registrations. After the earlier of March 31, 2006 or the date on which the HWP stockholders beneficially own an amount of registrable securities equal to or less than 4,931,303 shares of common stock (subject to certain adjustments), the Francis stockholders may demand two registrations for firm commitment underwritten offerings. The HWP stockholders and the Francis stockholders have the unlimited right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions. The Francis stockholders may not request the registration of their shares on Form S-3 until the date on which the HWP stockholders own an amount of registrable securities equal to or less than 2,000,000 shares of common stock (subject to certain adjustments). The other stockholders that are parties to the registration rights agreement are entitled to piggyback registration rights with respect to any registration request made by the demanding stockholders. If the registration requested is in the form of a firm commitment underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows: (i) first, shares offered by the HWP stockholders, Steven Francis and the Francis Family Trust (pro rata, based on their respective ownership of our common equity), (ii) second, shares offered by stockholders other than the HWP stockholders, Steven Francis and the Francis Family Trust (pro rata, based on their respective ownership of our common equity) and (iii) third, shares offered by us.

In addition, the HWP stockholders, Steven Francis and the Francis Family Trust were granted piggyback rights on any registration for our account or the account of another stockholder. If the managing underwriter in an underwritten offering determines that the number of securities offered in a piggyback registration would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows: (i) first, shares offered by us for our own account and (ii) second, shares offered by the stockholders (pro rata, based on their respective ownership of our common equity).

The registration statement, of which this prospectus supplement is a part, was filed in response to a demand registration request for a registration on Form S-3 made by the HWP stockholders. Steven Francis and the Francis Family Trust have waived their piggyback rights with respect to this offering. Under the registration rights agreement, we have agreed to indemnify the selling stockholders, their partners, directors, officers, affiliates, members, employees and controlling persons and any underwriters of the common stock covered by this registration statement and their controlling persons against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments which the selling stockholders may be required to make in respect of such liabilities. Under the terms of the registration rights agreement, in this offering, we will bear all costs, fees and expenses incident to our registration of the resale of the selling stockholders’ common stock (except for selling stockholder legal fees and underwriting discounts and selling commissions).

On April 22, 2005, the HWP Stockholders sold 2,300,000 shares of our common stock in a registered offering. In accordance with the registration rights agreement, we paid all costs, fees and expenses related to that offering (except for the legal fees of the HWP Stockholders and underwriting discounts and selling commissions).

UNDERWRITING

The selling stockholders are offering the shares of common stock described in this prospectus supplement through Banc of America Securities LLC and J.P. Morgan Securities Inc., as joint book-running managers and representatives of the underwriters named below. We and the selling stockholders have entered into an underwriting agreement with Banc of America Securities LLC and J.P. Morgan Securities Inc., as representatives. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase severally, the number of shares of common stock listed next to its name in the table below. The selling stockholders have also granted the underwriters an option to buy up to 1,381,303 additional shares of our common stock at the same price per share. The underwriters may exercise this option at any time within 30 days after the date of this prospectus supplement.

Underwriter	Number of Shares
Banc of America Securities LLC	3,642,188
J.P. Morgan Securities Inc.	3,295,312
Ryan Beck & Co., Inc.	1,156,250
SunTrust Capital Markets, Inc.	1,156,250

Total	9,250,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from the selling stockholders.

The underwriters propose to initially offer the shares to the public at the price specified on the cover page of this prospectus supplement. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders.

Per Share	$0.6188
Total	$5,723,900

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $500,000.

Our common stock is listed on the New York Stock Exchange, under the symbol “AHS.”

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	syndicated covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising the option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

We, the selling stockholders and our executive officers and directors have entered into, or will enter into, lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we may not issue any new shares of common stock, and the selling stockholders and our executive officers and directors may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC (and, with respect to the selling stockholders and us only, J.P. Morgan Securities Inc.) for a period of 90 days from the date of this prospectus supplement. This consent may be given at any time without public notice. In addition, during this 90 day period, we have agreed not to file any registration statement for any shares of common stock or securities convertible or exchangeable for common stock without the prior written consent of Banc of America Securities LLC and J.P. Morgan Securities Inc.

We and the selling stockholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we or the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

Banc of America Securities LLC, J.P. Morgan Securities Inc., the other underwriters and each of their respective affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may in the future receive, customary fees. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the administrative agent and a lender under our senior secured credit facilities. In addition, Banc of America Securities LLC and its affiliates have owned, currently own or may own our equity or equity-like securities. Specifically, an affiliate of Banc of America Securities LLC, Banc of America Capital Investments, currently owns approximately 1.45% of our common stock. In April 2005, Banc of America Securities LLC acted as the underwriter in an offering of 2,300,000 shares of our common stock by the selling stockholders.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP will pass upon the validity of the common stock offered by this prospectus supplement. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented the selling stockholders from time to time. Shearman & Sterling LLP, New York, New York will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

The consolidated financial statements and schedule of AMN Healthcare Services, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference in this prospectus supplement, the accompanying prospectus and in the registration statement of which this prospectus supplement and the accompanying prospectus form a part, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

AMN Healthcare Services, Inc.

12,931,303 Shares of

Common Stock

The selling stockholders identified in this prospectus may sell, from time to time, up to 12,931,303 shares of common stock. The selling stockholders may offer for sale the shares covered by this prospectus directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices, including in satisfaction of certain contractual obligations. For additional information on the methods of sale, you should refer to the section of this prospectus entitled “Plan of Distribution.” We will not receive any of the proceeds from the sale of these shares.

We will provide more specific information about the terms of an offering of these shares of common stock in supplements to this prospectus. If any underwriters, broker-dealers or agents are involved in any offering, the names of such underwriters, broker-dealers or agents and any applicable commissions or discounts will be described in a supplement to this prospectus.

Our common stock is listed on the New York Stock Exchange under the trading symbol “AHS.” On April 5, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $16.50.

See “ Risk Factors” on page 3 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 14, 2005.

No person is authorized to give any information or to make any representations other than those contained in this prospectus or any accompanying prospectus supplement in connection with the offer made by this prospectus or any prospectus supplement, and, if given or made, such other information or representations must not be relied upon as having been authorized by us, or by any underwriter, dealer or agent.

In this prospectus, “we,” “us,” “our” and “AMN” refer to AMN Healthcare Services, Inc. and its subsidiaries. “Selling Stockholders” refers to the selling stockholders named in the section of this prospectus entitled “Selling Stockholders” and their transferees after the date of this prospectus.

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INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus incorporates documents by reference that are not presented in or delivered with this prospectus. This is known as “incorporation by reference.” The following documents, which have been filed by us with the Securities and Exchange Commission, or the “SEC” (File No. 001-16753), are incorporated by reference into this prospectus:

•	our Annual Report on Form 10–K for the fiscal year ended December 31, 2004, filed with the SEC on March 11, 2005;

•	our current report on Form 8-K, filed with the SEC on March 24, 2005;

•	our current report on Form 8-K, filed with the SEC on April 1, 2005; and

•	the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on October 26, 2001, including any amendment or report filed for the purpose of updating this description.

In addition, all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering are incorporated by reference into, and are deemed to be a part of, this prospectus from the date of filing of those documents. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K.

You should rely only on the information contained in this document or that information to which we have referred you. We have not authorized anyone to provide you with any additional information.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this prospectus are not themselves specifically incorporated by reference in this prospectus, then the exhibits will not be provided.

Requests for any of these documents should be directed to:

Investor Relations

AMN Healthcare Services, Inc.

12400 High Bluff Drive, Suite 100

San Diego, California 92130

Telephone: 866-861-3229

OUR COMPANY

We are a leading temporary healthcare staffing company and the largest nationwide provider of travel nurse staffing services. We recruit nurses and allied health professionals, our “temporary healthcare professionals,” nationally and internationally and place them on temporary assignments of variable lengths at acute care hospitals and healthcare facilities throughout the United States. Approximately 93% of our temporary healthcare professionals are nurses, while the remainder are technicians, therapists and technologists. We actively work with a pre-screened pool of prospective temporary healthcare professionals. We had, on average, over 6,200 temporary healthcare professionals on assignment during the fourth quarter of 2004.

Our services are marketed to two distinct customer bases: (1) temporary healthcare professionals and (2) hospital and healthcare facility clients. We use a multi-brand recruiting strategy to enhance our ability to successfully attract temporary healthcare professionals in the United States and internationally. Our separate recruitment brands are American Mobile Healthcare, Medical Express, NursesRx, Preferred Healthcare Staffing, Thera Tech Staffing and O’Grady-Peyton International. Each brand has distinct geographic market strengths and brand reputation. Nurses and allied healthcare professionals join us for a variety of reasons that include: seeking flexible work opportunities, traveling to different areas of the country, building their clinical skills and resume by working at prestigious healthcare facilities and escaping the demands and political environment of working as a permanent staff nurse. Our large number of hospital and healthcare facility clients provides us with the opportunity to offer traveling positions in all 50 states and in a variety of work environments. In addition, we provide our temporary healthcare professionals with an attractive benefits package, including free or subsidized housing, travel reimbursement, professional development opportunities, a 401(k) plan and health insurance. We believe that we attract temporary healthcare professionals due to our long-standing reputation for providing a high level of service, our numerous job opportunities, our benefit packages, our innovative marketing programs and word-of-mouth referrals from our thousands of current and former temporary healthcare professionals.

We market our services to hospitals and healthcare facilities generally under one brand, AMN Healthcare, as a single staffing provider with access to temporary healthcare professionals from several recruitment brands. At the end of 2004, we had contracts with over 6,000 hospital and healthcare facility clients. During 2004, at any given time, we had temporary healthcare professionals on assignment at approximately 1,000 different healthcare facility clients. Over 95% of our temporary healthcare professional assignments are at acute-care hospitals. Our clients include hospitals and healthcare systems such as Georgetown University Hospital, HCA, NYU Medical Center, Stanford Health Care, UCLA Medical Center and The University of Chicago Hospitals. We also provide services to sub-acute healthcare facilities, dialysis centers, clinics and schools. Our hospital and healthcare facility clients utilize our services to cost-effectively manage their labor needs due to a variety of circumstances, such as the Family Medical Leave Act (FMLA), new unit openings, seasonal patient census variations and other short and long-term staffing needs. In addition to providing continuity of care and quality patient care, we believe hospitals and healthcare facilities contract with us due to our high-quality temporary healthcare professionals, our ability to meet their specific clinical needs, our flexible staffing assignment lengths, our reliable and deep infrastructure, our superior customer service and our ability to offer a large national network of temporary healthcare professionals.

We believe that we have organized our operating model to deliver consistent, high-quality sales and service efforts to our two distinct client bases. Processes within our operating model have been developed and are in place with the intent to maximize the quantity and quality of assignment requests, or “orders,” from our hospital and healthcare facility clients and increase the expediency and probability of successfully placing our temporary healthcare professionals. The consistent quality of the benefit and support services which we provide to our temporary healthcare professionals is also critical to our success, since the majority of our temporary healthcare professionals stay with us for multiple assignments.

Our principal executive offices are located at 12400 High Bluff Drive, Suite 100, San Diego, California 92130 and our telephone number is 866-871-8519.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock. Any of the risk factors we describe below could severely harm our business, financial condition and results of operations. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You may lose all or part of the money you paid to buy our common stock. Some of the statements in “Risk Factors” are forward-looking statements. See “Forward-Looking Statements.”

Risks Related to Our Business

If we are unable to attract and retain healthcare professionals for our healthcare staffing business at reasonable costs, it could increase our operating costs and negatively impact our business.

We rely significantly on our ability to attract and retain healthcare professionals who possess the skills, experience and licenses necessary to meet the requirements of our hospital and healthcare facility clients. We compete for healthcare staffing personnel with other temporary healthcare staffing companies and with hospitals and healthcare facilities based on the quantity, diversity and quality of assignments offered, compensation packages and the benefits that we provide to our healthcare professionals. We must continually evaluate and expand our temporary healthcare professional network to keep pace with our hospital and healthcare facility clients’ needs.

Currently, there is a shortage of qualified nurses in most areas of the United States, competition for nursing personnel is increasing, and salaries and benefits have risen. We may be unable to continue to increase the number of temporary healthcare professionals that we recruit, decreasing the potential for growth of our business. Our ability to attract and retain temporary healthcare professionals depends on several factors, including our ability to provide temporary healthcare professionals with assignments that they view as attractive and to provide them with competitive wages and benefits, including health insurance and housing. We cannot assure you that we will be successful in any of these areas as the costs of attracting temporary healthcare professionals and providing them with attractive benefit packages may be higher than we anticipate, or we may be unable to pass these costs on to our hospital and healthcare facility clients. If we are unable to increase the rates that we charge our hospital and healthcare facility clients to cover these costs, our profitability could decline. Moreover, if we are unable to attract and retain temporary healthcare professionals, the quality of our services to our hospital and healthcare facility clients may decline and, as a result, we could lose clients.

We operate in a highly competitive market and our success depends on our ability to remain competitive in obtaining and retaining hospital and healthcare facility clients and demonstrating the value of our services.

The temporary healthcare staffing business is highly competitive. We compete in national, regional and local markets with full-service staffing companies, specialized temporary staffing agencies and hospital systems that have developed their own interim staffing pools. Some of our larger competitors in the temporary nurse staffing sector include Cross Country, InteliStaf/StarMed, CompHealth Group/RN Network, Medical Staffing Network and On Assignment. Some of these companies may have greater marketing and financial resources.

We believe that the primary competitive factors in obtaining and retaining hospital and healthcare facility clients are identifying qualified healthcare professionals for specific job requirements, providing qualified employees in a timely manner, pricing services competitively and effectively monitoring employees’ job performance. Competition for hospital and healthcare facility clients and temporary healthcare professionals may increase in the future due to these factors or a shortage of qualified healthcare professionals in the marketplace and, as a result, we may not be able to remain competitive. To the extent competitors seek to gain or retain market share by reducing prices or increasing marketing expenditures, we could lose revenue or hospital and healthcare facility clients and our margins could decline, which could seriously harm our operating results and cause the price of our stock to decline. In addition, the development of alternative recruitment channels could lead our hospital and healthcare facility clients to bypass our services, which would also cause revenue and margins to decline.

Our business depends upon our ability to secure and fill new orders from our hospital and healthcare facility clients because we do not have long-term, exclusive or guaranteed contracts with them, and economic conditions may adversely impact the number of new orders and contracts we receive from our healthcare facility clients.

We generally do not have long-term, exclusive or guaranteed order contracts with our hospital and healthcare facility clients. The success of our business is dependent upon our ability to continually secure new contracts and orders from hospitals and other healthcare facilities and to fill those orders with our temporary healthcare professionals. Our hospital and healthcare facility clients are free to award contracts and place orders with our competitors and choose to use temporary healthcare professionals that our competitors offer them. Therefore, we must maintain positive relationships with our hospital and healthcare facility clients. If we fail to maintain positive relationships with our hospital and healthcare facility clients or are unable to provide a cost-effective staffing solution, we may be unable to generate new temporary healthcare professional orders and our business may be adversely affected.

Some hospitals and healthcare facility clients choose to outsource this temporary healthcare staffing contract and order function to hospital associations owned by member healthcare facilities and companies with vendor management services that may act as intermediaries with our client facilities. These organizations may impact our ability to obtain new clients and maintain our existing client relationships by impeding our ability to access and contract directly with healthcare facility clients. Additionally, we may experience pricing pressure or incremental fees from these organizations that may negatively impact our revenue and profitability.

Depressed economic conditions, such as increasing unemployment rates and low job growth, could also negatively influence our ability to secure new orders and contracts from hospital and healthcare facility clients. In times of economic downturn, permanent healthcare facility staff may be more inclined to work overtime and less likely to leave their positions, resulting in fewer available vacancies, and less demand for our services. Fewer placement opportunities for our temporary healthcare professionals also impairs our ability to recruit temporary healthcare professionals and our revenues and profitability may decline as a result of this constricted demand and supply.

The demand for our services, and therefore the profitability of our business, may be adversely affected by changes in the staffing needs due to fluctuations in hospital admissions or staffing preferences of our healthcare facility clients.

The temporary healthcare staffing industry grew from 1996 through 2002, and declined in 2003. Demand for our temporary healthcare staffing services, which stabilized from April 2003 through late 2003 and increased each quarter in 2004, is significantly affected by the staffing needs and preferences of our healthcare facility clients, as well as by fluctuations in patient occupancy at our client healthcare facilities. Our healthcare facility clients may choose to use temporary staff, additional overtime from their permanent staff or add new permanent staff in order to accommodate changes in their staffing needs. As patient occupancy decreases, healthcare facility clients typically will reduce their use of temporary staff before reducing the workload or undertaking layoffs of their regular employees.

Patient occupancy at our client healthcare facilities fluctuates due to economic factors and seasonal fluctuations that are beyond our control. Hospitals in certain geographical regions experience significant seasonal fluctuations in admissions, and must be able to adjust their staffing levels to accommodate the change in patient census. Many healthcare facilities will utilize temporary healthcare professionals to accommodate an increase in hospital admissions. Alternatively, if hospital admissions decrease, the demand for our temporary healthcare professionals may decline, resulting in decreased revenues. In addition, we may experience more competitive pricing pressure during periods of patient occupancy and hospital admission downturns, negatively impacting our revenue and profitability.

We operate in a regulated industry and changes in regulations or violations of regulations may result in increased costs or sanctions that could reduce revenue and profitability and may impact our ability to grow and operate our business.

The healthcare industry is subject to extensive and complex federal and state laws and regulations related to professional licensure, conduct of operations, costs and payment for services and payment for referrals.

Our business is generally not subject to the extensive and complex laws that apply to our hospital and healthcare facility clients, including laws related to Medicare, Medicaid and other federal and state healthcare programs. However, these laws and regulations could indirectly affect the demand or the prices paid for our services. For example, our hospital and healthcare facility clients could suffer civil and/or criminal penalties and/ or be excluded from participating in Medicare, Medicaid and other healthcare programs if they fail to comply with the laws and regulations applicable to their businesses.

In addition, our hospital and healthcare facility clients could receive reduced reimbursements, or be excluded from coverage, because of a change in the rates or conditions set by federal or state governments. In turn, violations of or changes to these laws and regulations that adversely affect our hospital and healthcare facility clients could also adversely affect the prices that these clients are willing or able to pay for our services. Furthermore, third party payors, such as health maintenance organizations, increasingly challenge the prices charged for medical care. Failure by hospitals and other healthcare facilities to obtain full reimbursement from those third party payors could reduce the demand or the price paid for our services.

We are also subject to certain laws and regulations applicable to healthcare staffing agencies and general temporary staffing services. For example, legislation in Massachusetts limited the hourly rate paid to temporary nursing agencies for registered nurses, licensed practical nurses and certified nurses aides. While we are exempt from this regulation, in part, similar regulations may be enacted in other states in which we operate, and as a result revenue and margins could decrease. Like all employers, we must also comply with various laws and regulations relating to pay practices, workers compensation and immigration. Because of the nature of our business, the impact of a change in these laws and regulations may have a more pronounced effect on our business. These laws and regulations may also impede our ability to grow our operations. We primarily draw our supply of temporary healthcare professionals from the United States, but international supply channels have represented a small but growing supply source. Our ability to recruit healthcare professionals through these foreign supply channels may be impacted by government legislation limiting the number of immigrant visas that can be issued.

Additionally, we have incurred and will continue to incur additional legal and accounting expenses related to compliance with corporate governance and disclosure standards implemented by the Sarbanes-Oxley Act of 2002, the rules of the New York Stock Exchange and regulations of the Securities and Exchange Commission. Regulations promulgated in connection with Section 404 of the Sarbanes-Oxley Act of 2002 require an annual and quarterly review by management and evaluation of our internal control systems, in addition to auditor attestation of the effectiveness of these systems, commencing with our fiscal year ended December 31, 2004. If we fail to comply with these laws and regulations, damages, civil and/or criminal penalties, injunctions and/or cease and desist orders may be imposed, which would negatively impact our business and operations. The increase in costs necessitated by compliance with the laws and regulations affecting our business reduces our overall profitability, and reduces the assets and resources available for utilization in the expansion of our business operations.

Our profitability is impacted by our ability to leverage our cost structure.

We have technology, operations and human capital infrastructures to support our existing business and contemplated growth. In the event that our business does not grow at the rate that we had anticipated, our inability to reduce these costs would impair our profitability. Additionally, if we are not able to capitalize on this infrastructure our earnings growth rate will be impacted.

Terrorist threats or attacks may disrupt or adversely affect our business operations.

Our business operations may be interrupted or adversely impacted in the United States and abroad in the event of a terrorist attack or heightened security alerts. Our temporary healthcare professionals may become reluctant to travel and may decline assignments based upon the perceived risk of terrorist activity, which would reduce our revenue and profitability. In addition, terrorist activity or threats may impede our access to our management and information systems resulting in loss of revenue. We do not maintain insurance coverage against terrorist attacks.

Significant legal actions could subject us to substantial liabilities.

In recent years, our hospital and healthcare facility clients have become subject to an increasing number of legal actions alleging malpractice or related legal theories. Because our temporary healthcare professionals provide medical care and we provide credentialing of these healthcare professionals, claims may be brought against us and our temporary healthcare professionals relating to the recruitment and qualification of these healthcare professionals and the quality of medical care provided by our temporary healthcare professionals while on assignment at our hospital and healthcare facility clients. We and our temporary healthcare professionals are at times named in these lawsuits regardless of our contractual obligations, the competency of the healthcare professionals or the standard of care provided by our temporary healthcare professionals. In some instances, we are required to indemnify hospital and healthcare facility clients contractually against some or all of these potential legal actions. Also, because most of our temporary healthcare professionals are our employees, we may be subject to various employment claims and contractual disputes regarding the terms of a temporary healthcare professional’s employment.

We maintain various types of insurance coverage, including professional liability and employment practices, through insurance carriers, and we also self-insure for these claims through accruals for retention reserves. We may experience increased insurance costs and reserve accruals and may not be able to pass on all or any portion of increased insurance costs to our hospital and healthcare facility clients, thereby reducing our profitability. Our insurance coverage and reserve accruals may not be sufficient to cover all claims against us, and we may be exposed to substantial liabilities.

We may be legally liable for damages resulting from our hospital and healthcare facility clients’ improper treatment of our traveling healthcare personnel.

Because we are in the business of placing our temporary healthcare professionals in the workplaces of other companies, we are subject to possible claims by our temporary healthcare professionals alleging discrimination, sexual harassment and other similar activities by our hospital and healthcare facility clients. We maintain a policy for employee practices coverage. However, the cost of defending such claims, even if groundless, could be substantial and the associated negative publicity could adversely affect our ability to attract and retain qualified individuals in the future.

We may not be able to successfully complete the integration of our acquisitions.

We continue to explore strategic acquisition opportunities. Acquisitions involve significant risks and uncertainties, including difficulties integrating acquired personnel and other corporate cultures into our business, the potential loss of key employees or customers of acquired companies, the assumption of liabilities and exposure to unforeseen liabilities of acquired companies and the diversion of management attention from existing operations. Acquisitions may also require significant expenditures of cash and other resources and assumption of debt that may ultimately negatively impact our overall financial performance. We may not be able to fully integrate the operations of the acquired businesses with our own in an efficient and cost-effective manner.

Difficulties in maintaining our management information and communications systems may result in increased costs that reduce our profitability.

Our ability to deliver our staffing services to our hospital and healthcare facility clients and manage our internal systems depends to a large extent upon our access to and the performance of our management information and communications systems. These systems also maintain accounting and financial information, which we depend upon to fulfill our financial reporting obligations. If these systems do not adequately support our operations, these systems are damaged or if we are required to incur significant additional costs to repair, maintain or expand these systems, our business and financial results could be materially adversely affected. Although we have risk mitigation measures, these systems, and our access to these systems, are not impervious to floods, fire, storms, or natural disasters, and the loss of systems information could result in disruption to our business.

Our operations may deteriorate if we are unable to continue to attract, develop and retain our sales and operations personnel.

Our success is dependent upon the performance of our sales and operations personnel, especially regional client service directors, hospital account managers and recruiters. The number of individuals who meet our qualifications for these positions is limited, and we may experience difficulty in attracting qualified candidates. In addition, we commit substantial resources to the training, development and support of our personnel. Competition for qualified sales personnel in the line of business in which we operate is strong, and there is a risk that we may not be able to retain our sales personnel after we have expended the time and expense to recruit and train them.

The loss of key senior management personnel could adversely affect our ability to remain competitive.

We believe that the success of our business strategy and our ability to operate profitably depends on the continued employment of our senior management team. Other than Steven Francis, none of our senior management team has an employment contract with us. If members of our senior management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected.

Our existing large stockholders have significant control over us.

HWH Capital Partners, L.P. and some of its affiliates, whom we refer to collectively as the “HWP stockholders,” beneficially currently own approximately 45.4% of the outstanding shares of our common stock. As a result, the HWP stockholders have significant influence in electing our directors and approving any action requiring the approval of shareholders, including any amendments to our certificate of incorporation, mergers or sales of all or substantially all of our assets. This concentration of ownership also may delay, defer or even prevent a change in control of our company, and make some transactions more difficult or impossible without the support of these stockholders. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

We have a substantial amount of goodwill on our balance sheet that may have the effect of decreasing our earnings or increasing our losses in the event that we are required to recognize an impairment to goodwill.

As of December 31, 2004, we had $135.4 million of unamortized goodwill on our balance sheet, which represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. At December 31, 2004, goodwill represented 47% of our total assets.

Through December 31, 2001, we amortized goodwill on a straight-line basis over the estimated period of future benefit of 25 years. In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 requires that, subsequent to January 1, 2002, goodwill not be amortized but rather that it be reviewed annually for impairment. In the event impairment is identified, a charge to earnings would be recorded. Although an impairment charge to earnings for goodwill would not affect our cash flow, it would decrease our earnings or increase our losses, as the case may be, and our stock price could be adversely affected. We have reviewed our goodwill for impairment in accordance with the provisions of SFAS No. 142, and have not identified any impairment to goodwill.

We have a substantial accrual for self-insured retentions on our balance sheet, and any significant adverse adjustments in these accruals may have the effect of decreasing our earnings or increasing our losses.

We maintain accruals for self-insured retentions on our balance sheet. Increases to these accruals do not affect our cash flow, but a significant increase to these self-insured retention accruals may decrease our earnings or increase our losses, as the case may be. We determine the adequacy of our self-insured retention accruals by evaluating our historical experience and trends, related to both insurance claims and payments, information provided to us by our insurance brokers and third party administrators, as well as industry experience and trends. If such information indicates that our accruals are overstated or understated, we reduce or provide for additional accruals, as appropriate.

Risks Related to the Ownership of Our Common Stock

Our stock price may be volatile and you may be unable to resell your shares at or above the offering price.

In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. Our market price may fluctuate based on a number of factors, including:

•	our operating performance and the performance of other similar companies;

•	news announcements relating to us, the healthcare and staffing industries or our competitors;

•	changes in earnings estimates or recommendations by research analysts;

•	changes in general economic conditions;

•	the number of shares to be publicly traded after this offering;

•	actions of our current stockholders; and

•	other developments affecting us, our industry or our competitors.

A large number of our shares are eligible for future sale which could depress our stock price.

Currently, the HWP stockholders, Steven Francis and the Francis Family Trust, a family trust of Steven Francis, hold, either directly or indirectly, approximately 56.7% of the outstanding shares of our common stock. Subject to volume and manner of sale limitations, these shares can be sold pursuant to Rule 144 under the

Securities Act. In addition, we have granted these stockholders registration rights as described in “Selling Stockholders—Material Relationships with the Selling Stockholders—Registration Rights.” Sales of a substantial number of these shares of our common stock, or the perception that a large number of these shares will be sold, could depress the market price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The following factors could cause our actual results to differ from those implied by the forward-looking statements in this prospectus:

•	our ability to continue to recruit and retain qualified temporary healthcare professionals at reasonable costs;

•	our ability to attract and retain sales and operational personnel;

•	our ability to enter into contracts with hospitals and other healthcare facility clients on terms attractive to us and to secure orders related to those contracts;

•	our ability to demonstrate the value of our services to our healthcare and facility clients;

•	changes in the timing of hospital and healthcare facility clients’ orders for and our placement of our temporary healthcare professionals;

•	the general level of patient occupancy at our hospital and healthcare facility clients’ facilities;

•	the overall level of demand for services offered by temporary healthcare staffing providers;

•	the ability of our hospital and healthcare facility clients to retain and increase the productivity of their permanent staff;

•	our ability to successfully implement our strategic growth, acquisition and integration strategies;

•	our ability to leverage our cost structure;

•	the performance of our management information and communication systems;

•	the effect of existing or future government legislation and regulation;

•	our ability to grow and operate our business in compliance with legislation and regulation;

•	the impact of medical malpractice and other claims asserted against us;

•	the disruption or adverse impact to our business as a result of a terrorist attack;

•	our ability to carry out our business strategy;

•	the effect of recognition by us of an impairment to goodwill;

•	the effect of control by our existing majority stockholder; and

•	the effect of adjustments by us to accruals for self-insured retentions.

Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section and elsewhere in this prospectus.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the common stock offered by this prospectus. We will not receive any proceeds from this offering.

SELLING STOCKHOLDERS

The shares of our common stock to which this prospectus relates are being registered for sale by the selling stockholders named below. We have registered those shares to permit the selling stockholders and some of their transferees after the date of this prospectus to sell the shares when they deem appropriate. We refer to all of these possible sellers as the “selling stockholders” in this prospectus. The selling stockholders may sell all, a portion or none of their shares at any time.

The following table sets forth information regarding the beneficial ownership of the common stock by the selling stockholders as of March 29, 2005. If the selling stockholders sell all of their shares registered under this prospectus, each of the selling stockholders will then beneficially own none of our shares of common stock.

The address of each beneficial owner listed on the table below is c/o Haas Wheat & Partners, L.P., 300 Crescent Court, Suite 1700, Dallas, Texas 75201.

	Shares Beneficially Owned(1)		Number of Shares That May Be Sold Hereunder
Name of Beneficial Owner	Shares	%
HWH Capital Partners, L.P.(2)	6,012,136	21.1	6,012,136
HWH Nightingale Partners, L.P.(2)	4,608,575	16.2	4,608,575
HWP Nightingale Partners II, L.P.(2)	1,661,548	5.8	1,661,548
HWP Capital Partners II, L.P.(2)	649,044	2.3	649,044

(1)	Determined in accordance with Rule 13d-3 under the Exchange Act.
(2)	Robert B. Haas currently is the Chairman of our Board of Directors and a director. After our 2005 annual meeting, Mr. Haas is expected to step down as Chairman but remain a director. The ultimate general partner of each of these limited partnerships is either a limited liability company or a corporation, in each case controlled by Mr. Haas. By virtue of his control over each such limited liability company and corporation, Mr. Haas has sole voting and dispositive power over these 12,931,303 shares.

Material Relationships with the Selling Stockholders

Transactions with the HWP Stockholders

The HWP stockholders currently own approximately 45.4% of our outstanding common stock. Robert Haas and Douglas Wheat, two of our directors, are affiliates of the HWP stockholders and have indirect equity interests in the HWP stockholders.

In April 2002, we paid an affiliate of the HWP stockholders $139,000 for advisory services in connection with our acquisition of Health Resource Management Corporation.

Registration Rights

In connection with our initial public offering, we entered into a registration rights agreement with the HWP stockholders, Steven Francis, the Francis Family Trust and a former stockholder. Subject to several exceptions, including our right to defer a demand registration under certain circumstances, the HWP stockholders may require that we register for public resale under the Securities Act all shares of common stock they request be registered at certain times. The HWP stockholders may demand five registrations so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of $5 million or more. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, the HWP stockholders have the unlimited right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions. Steven Francis and the Francis Family Trust are entitled to piggyback registration rights with respect to any registration request made by the HWP stockholders. If the registration requested by the HWP stockholders is in the form of a firm underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows: (i) first, shares offered by the HWP stockholders, Steven Francis and the Francis Family Trust (pro rata, based on their respective ownership of our common equity), (ii) second, shares offered by stockholders other than the HWP stockholders, Steven Francis and the Francis Family Trust (pro rata, based on their respective ownership of our common equity) and (iii) third, shares offered by us.

In addition, the HWP stockholders, Steven Francis and the Francis Family Trust were granted piggyback rights on any registration for our account or the account of another stockholder. If the managing underwriter in an underwritten offering determines that the number of securities offered in a piggyback registration would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows: (i) first, shares offered by us for our own account and (ii) second, shares offered by the stockholders (pro rata, based on their respective ownership of our common equity).

We are filing a registration statement, of which this prospectus is a part, in response to a demand registration request for a registration on Form S-3 made by the HWP stockholders. Steven Francis and the Francis Family Trust have waived their piggyback rights with respect to this registration statement on Form S-3 made by the HWP stockholders. Under the registration rights agreement, we have agreed to indemnify the selling stockholders, their partners, directors, officers, affiliates, members, employees and controlling persons and any underwriters of the common stock covered by this registration statement and their controlling persons against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments which the selling stockholders may be required to make in respect of such liabilities. Under the terms of the registration rights agreement, in this offering, we will bear all costs, fees and expenses incident to our registration of the resale of the selling stockholders’ common stock (except for selling stockholder legal fees and underwriting discounts and selling commissions).

Also, in 2002, the HWP stockholders made a demand registration request and, in connection with that registration, we incurred $1,017,000 in registration expenses.

PLAN OF DISTRIBUTION

The selling stockholders, including some of their transferees who may later hold their interests in the shares of our common stock covered by this prospectus and who are otherwise entitled to resell the shares using this prospectus, may sell the shares of common stock covered by this prospectus from time to time in any legal manner, including directly to purchasers or through underwriters, broker-dealers or agents, or through a combination of such methods, and such purchasers, underwriters, broker-dealer or agents may receive compensation in the form of discounts, concessions or commissions from us, the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. The selling stockholders are responsible for all discounts, concessions or commissions in connection with any sale or other disposition of common stock covered by this prospectus, and we shall not bear any of these costs.

The selling stockholders have advised us that their shares of the common stock covered by this prospectus may be sold directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices, including in satisfaction of certain contractual obligations. These sales may be effected in one or more transactions, including:

•	on the New York Stock Exchange;

•	in the over-the-counter market;

•	in transactions other than on the New York Stock Exchange or in the over-the-counter market; or

•	any combination of the foregoing.

Such sales may be in the form of a block trade in which a broker-dealer may resell part of the block, as principal, in order to facilitate the transaction, ordinary brokerage transactions or transactions in which the broker-dealer solicits purchasers.

In addition, the selling stockholders may also enter into hedging and/or monetization transactions. For example, the selling stockholders may:

•	enter into transactions with a broker-dealer or affiliate of a broker-dealer or other third party in connection with which that other party will become a selling stockholder and engage in short sales of our common stock under this prospectus, in which case the other party may use shares of our common stock received from the selling stockholders to close out any short positions;

•	sell short our common stock under this prospectus and use shares of our common stock held by the selling stockholders to close out any short position;

•	enter into options, forwards or other transactions that require the selling stockholders to deliver, in a transaction exempt from registration under the Securities Act, shares of our common stock to a broker-dealer or an affiliate of a broker-dealer or other third party who may then become a selling stockholder and publicly resell or otherwise transfer shares of our common stock under this prospectus;

•	loan or pledge shares of our common stock to a broker-dealer or affiliate of a broker-dealer or other third party who may then become a selling stockholder and sell the loaned shares or, in an event of default in the case of a pledge, become a selling stockholder and sell the pledged shares, under this prospectus; or

•	enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post effective amendment).

The selling stockholders have advised us that, as of the date hereof, they have not entered into any agreements, arrangements or understandings with any underwriter, broker-dealer or agent regarding the sale of shares of our common stock. However, we are required, under the registration rights agreement relating to the shares of our common stock being sold by the selling stockholders under this prospectus, to enter into customary underwriting and other agreements in connection with the distribution of the shares of common stock of the selling stockholders under this prospectus, subject to some limitations. For more information regarding the registration rights agreement, see “Selling Stockholders—Material Relationships with the Selling Stockholders—Registration Rights.” The specific terms of any such underwriting or other agreement will be disclosed in a supplement to this prospectus filed with the SEC under Rule 424(b) under the Securities Act, or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part. Some of the underwriters, broker-dealers or agents used by the selling stockholders in any offering of common stock under this prospectus may engage in transactions with, and perform services for, us in the ordinary course of business.

If underwriters or broker-dealers are used in an offering, the common stock offered pursuant to this prospectus may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more such firms. Unless otherwise set forth in the prospectus supplement, the obligations of underwriters or broker-dealers to purchase any common stock offered will be subject to certain conditions precedent and the underwriters or broker-dealers will be obligated to purchase all the offered securities if any are purchased. Any public offering price and any discount or concessions allowed or reallowed or paid by underwriters or broker-dealers to other broker-dealers may be changed from time to time.

Any agent involved in the offer or sale of common stock covered by this prospectus will be named, and any commissions paid by the selling stockholders to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

The selling stockholders may sell any or all of the shares of our common stock offered pursuant to this prospectus. Any securities of the selling stockholders covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. There can be no assurance that the selling stockholders will not transfer, devise or gift, the shares of common stock by other means not described in this prospectus.

The aggregate proceeds from the sale of the shares offered pursuant to this prospectus will be the purchase price of the shares less discounts and commissions, if any. The selling stockholders will be responsible for any underwriting discounts and commissions and/or agent’s commissions in connection with their shares of our common stock sold through underwriters or broker-dealers. We will not receive any of the proceeds from the sale by the selling stockholders of their shares of our common stock covered by this prospectus.

In order to comply with the securities laws of some states, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or any exemption from registration or qualification requirements is available and is complied with.

Any underwriters, broker-dealers or agents that participate in the sale of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the shares of common stock and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriters, broker-dealers or agents may be entitled, under agreements entered into with us or the selling stockholders, to indemnification against or contribution toward certain civil liabilities, including liabilities under the Securities Act. The terms of any indemnification provisions will be set forth in a prospectus supplement.

To the extent required, the shares to be sold, the names of the selling stockholders and any underwriters, broker-dealer or agent involved, the respective purchase prices and public offering prices, the proceeds that the selling stockholders will receive, any underwriting discounts and other items constituting underwriters’ compensation and any discounts or commissions allowed or reallowed or paid to broker-dealers or paid to agents with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

Under the registration rights agreement, we have agreed to indemnify the selling stockholders, their partners, directors, officers, affiliates, members, employees and controlling persons and any underwriters of the common stock covered by this registration statement and their controlling persons against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments which the selling stockholders may be required to make in respect of such liabilities. The selling stockholders have agreed to indemnify us for liabilities arising under the Securities Act with respect to written information furnished to us by them or to contribute with respect to payments in connection with such liabilities. We have agreed to pay all of the costs, fees and expenses incident to our registration of the resale of the selling stockholders’ common stock, excluding any commissions, fees and discounts of underwriters, brokers, dealers and agents and legal fees of the selling stockholders.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP will pass upon the validity of the common stock offered by this prospectus. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented the HWP stockholders from time to time.

EXPERTS

The consolidated financial statements and schedule of AMN Healthcare Services, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room of the SEC by mail at prescribed rates. For more information about the Public Reference Room of the SEC, you can call the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the information that we have filed with them. The address of the SEC’s website is http://www.sec.gov. In addition, information about us may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

9,250,000 Shares

AMN Healthcare Services, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

May 23, 2005

Bank of America Securities LLC

JPMorgan

Ryan Beck & Co.

SunTrust Robinson Humphrey